NO ACT

PE
12-31-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

14005261

DIVISION OF
CORPORATION FINANCE

Received SEC

February 14, 2014

FEB 14 2014

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-14-14

Esther L. Moreno
Akerman LLP
esther.moreno@akerman.com

Re: The GEO Group, Inc.
Incoming letter dated December 31, 2013

Dear Ms. Moreno:

This is in response to your letters dated December 31, 2013 and February 7, 2014 concerning the shareholder proposal submitted to GEO by Alex Friedmann. We also have received a letter on the proponent's behalf dated January 27, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jonathan M. Burke
Stroock & Stroock & Lavan LLP
jburke@stroock.com

February 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The GEO Group, Inc.
Incoming letter dated December 31, 2013

The proposal requests that the board adopt and implement provisions specified in the proposal that relate to inmate telephone services contracts at correctional and detention facilities operated by the company, to facilitate communication between prisoners/detainees and their families by reducing inmate telephone services costs.

There appears to be some basis for your view that GEO may exclude the proposal under rule 14a-8(i)(7), as relating to GEO's ordinary business operations. In this regard, we note that the proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if GEO omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GEO relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Akerman

February 7, 2014

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The GEO Group, Inc.
Shareholder Proposal Submitted by Alex Friedmann

Ladies and Gentlemen:

On December 31, 2013, we submitted on behalf of The GEO Group, Inc., a Florida corporation (the "Company," "we," "us" and "our") a letter (the "No-Action Request") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated therein, the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") may be properly omitted from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials"). Stroock & Stroock & Lavan LLP submitted on behalf of the Proponent a response to the No-Action Request on January 27, 2014 (the "Proponent Response"). We submit this letter on behalf of the Company in response to the Proponent Response.

The No-Action Request reflects the Company's belief that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(4) because the Proposal relates to a personal grievance or furthers a personal interest that is not shared by other shareholders.
- Rule 14a-8(i)(5) because the Proposal relates to operations which account for less than

5% of the Company's total assets at the end of its most recent fiscal year, and for less than 5% of its net income and gross revenues for its most recent fiscal year, and is not otherwise significantly related to the Company's business.

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement part of the Proposal.
- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

The purpose of this letter is to respond to some of the points that the Proponent has raised in the Proponent Response, provide additional support for the Company's position that the Proposal may be excluded from the 2014 Proxy Materials, and add an additional basis for exclusion of the Proposal relying on Rule 14a-8(c) as the Proposal contains multiple proposals. In short, the Company believes that nothing in the Proponent Response refutes the arguments made by the Company in the No-Action Request and, in fact, the Proponent Response actually provides additional support for the Company's analysis in several respects.

ANALYSIS

I. The Proposal may be excluded under 14a-8(i)(4) because it is designed to result in a benefit to Mr. Friedmann and further a personal interest not shared by the Company's other shareholders at large.

Rule 14(a)-8(i)(4) permits exclusion of a shareholder proposal if it relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large. We believe it is important to reiterate that the Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." See *Commission Release No. 34-20091* (August 16, 1983). The Proponent's Response argues that the Proponent submitted the Proposal as a shareholder of the Company and not by or on behalf of Prison Legal News, the Human Rights Defense Center or the Private Corrections Institute, which the Proponent notes are not shareholders of the Company. While the Company does not dispute that the Proponent is a shareholder of the Company, we would like to advise the Staff that the Human Rights Defense Center issued two press releases on December 2, 2013 regarding the Proponent's Proposal that was submitted to both the Company and Corrections Corporation of America ("CCA"). Additionally, there is a link on the website of the Human Rights Defense Center relating to the Proponent's Proposal and the proposal it submitted to CCA. Please see *Exhibit A* for copies of the press releases and relevant screen shots from the Prison Legal News website. We believe that this illustrates that the Proponent is pursuing this Proposal to further the interests of himself individually and professionally in his capacity as Associate Director of the Human Rights

---

Defense Center, Managing Editor of Prison Legal News, and President of the Private Corrections Institute (also known as the "Private Corrections Working Group").

The Proponent also notes that he is not incarcerated at one of the Company's facilities and therefore does not make or receive calls. While the Company does not dispute that the Proponent is not incarcerated at one of the Company's facilities, we would like the Staff to note that the Proponent served 10 years in prisons and jails, including six years at a privately-operated CCA facility, as described by the Proponent in his biography on the website for the Human Rights Defense Center. Please see *Exhibit B*. As someone who was previously incarcerated at a privately-operated correctional facility, his interest in inmate telephone services ("ITS") contracts are of a deeply personal nature to achieve a personal end that is not in the common interest of the Company's shareholders generally. See *Commission Release No. 34-20091* (August 16, 1983).

The Proponent notes that the Company has given him too much credit with respect to the Company's belief that the purpose of this Proposal is to further the Proponent's personal role and visibility as an advocate in the private prison industry space. The Company recognizes of course that ITS contracts and commissions are applicable to both public correctional facilities and private correctional facilities; however, it is the Company's belief that the Proponent has targeted the Company and CCA because they are both high profile public companies. Although the Proponent has the right under the U.S. securities laws to submit a shareholder proposal to the Company and CCA within the framework of Rule 14a-8 of the Exchange Act, the purpose of the proposal should be for the benefit of all shareholders instead of furthering the credentials or goals of one individual and the organizations he is affiliated with, including "one of the few national opponents to the private prison industry" as the organization describes itself on the Human Rights Defense Center website.

II. The Proposal may be excluded under Rule 14a-8(i)(5) as not relevant to the Company's business.

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal related to operations that account for less than 5% of an issuer's: (1) total assets at the end of its most recent fiscal year; (2) net earnings (net income) for the most recent fiscal year; and (3) gross sales (gross revenues) for the most recent fiscal year; and that is not otherwise significantly related to the issuer's business. For the year ended December 31, 2012, commissions paid to the Company under its ITS contracts and booked as telephone revenue totaled $608,108, which is substantially less than 1% of the Company's total assets ($2.8 billion), net income ($133.9 million) and revenues ($1.5 billion) for the year ended December 31, 2012. In light of these numbers, the commissions that GEO receives from the ITS contracts are not relevant to the Company's business. Additionally, the Company's business is that of owning, leasing and managing correctional, detention and re-entry facilities and providing counseling, education and/or treatment services, as well as providing compliance technologies, monitoring services and transportation services. The Company is not a telecommunications company or carrier nor is it primarily in the business of providing telephone services.

Based on the Proponent's Response, he would like the Staff to conclude that the Proposal is significantly related to the Company's business. In order to conclude this, one would need to also conclude that the contracts and arrangements that the Company enters into relating to food, uniforms for inmates, recreational and educational activities are also significantly related to the Company's business. The Proponent points out in the Proponent's Response that "the social and ethical issues raised by the Proposal may not be ignored when considering the application of Rule 14a-8(i)(5)." The Company is not ignoring the social and ethical issues raised by the Proponent. The Company has the obligation which it takes very seriously to consider the social and ethical issues raised by the full scope of their operations. As described on the Company's website, among the Company's values in operating its global business, are imparting a safe, secure and humane environment for both its professionals and the men and women entrusted to the Company's care, maintaining quality facilities that are state-of-the-art and adhere to industry-leading standards, and protecting and preserving the human dignity and rights of the men and women entrusted to the Company's care. The Proponent would like the Company to only focus on the social and ethical issues he raises in his Proposal to the detriment or exclusion of all other social and ethical issues implicated by the Company's operations.

III. The Proposal may be excluded under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement part of the Proposal.

Rule 14(a)-8(i)(6) permits exclusion of a shareholder proposal if the company would lack the power or authority to implement the proposal. The Proponent highlights to the Staff that the Company failed to provide copies of its ITS contracts with its No-Action Request. The Company is not required to provide copies of its ITS contracts with its No-Action Request and the Company felt that supplying copies of its ITS contracts would not help the Staff's analysis and would instead bog the Staff down with voluminous paper. Our No-Action Request summarizes the Company's power or authority to implement part of the Proposal by providing that:

> Short of terminating the ITS contracts and negotiating new replacement ITS contracts with the same or different third-party ITS vendors or negotiating amendments to its existing ITS contracts with its existing third party ITS vendors, the Company would lack the power or authority under its existing contracts to implement paragraph (3) of "The Proposal" section. Certain of the Company's ITS contracts specifically provide for the percentage of commissions to be paid to the Company so the Company would not be complying with the contractual terms if it were to refuse to accept payment of the ITS commissions. Additionally, the Company does not have the power to unilaterally impose lower or different connection fees or surcharges, per-minute rates or account-related fees under its ITS contracts if it were to undergo the Proposal's contract analysis and find in its analysis that the greatest consideration was not given to the lowest ITS connection fees or surcharges, per-minute rates and account-related fees.

The Staff has acknowledged that exclusion of a shareholder proposal under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." See *Exchange Act Release No. 34-40018 n. 20* (May 21, 1998). See *SCEcorp* (December 20, 1995, recon. denied March 6, 1996) (concurring with the exclusion of a proposal requiring unaffiliated third parties to amend voting agreements, where the company had no power to compel the third parties to act in a manner consistent with the proposal); *American Home Products Corp.* (February 3, 1997) (concurring with the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval); *AT&T Corp.* (March 10, 2002) (concurring with the exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where the Staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); *Catellus Development Corp.* (March 3, 2005) (concurring with the exclusion of a proposal that requested Catellus stop development of a parcel of land and negotiate for its transfer); and *eBay Inc.* (March 26, 2008) (concurring with the exclusion of a proposal requesting a policy prohibiting the sale of dogs and cats on an eBay-affiliated Chinese website, where the website was a joint venture in which eBay did not have a majority share, a majority of board seats, or operational control and therefore would have needed the consent of the other party to the joint venture).

The Company does not have the ability to set telephone rates for either intrastate or interstate calls. These telephone rates are set by the ITS providers and are subject to caps and other regulation by the Federal Communications Commission ("FCC") with respect to interstate calls and subject to caps and other regulation by certain state public utility or service commissions with respect to local and intrastate calls. The Proponent notes in the Proponent's Response that "If the Company finds through its contract analysis that the greatest consideration was not given to the overall lowest phone charges, then the Company has the options of terminating, rebidding, renegotiating and/or amending any such ITS contracts that are not in compliance with the Proposal, all of which are within the Company's power or authority as set forth above, indicating that the Company can substantially comply with the Proposal." While the Company does have the ability to terminate its ITS contracts if it follows the necessary contractual requirements for notice and any other procedural requirements, the Company cannot unilaterally impose amended terms for its existing ITS contracts or terms for new ITS contracts with third-party ITS providers. Again, the Company is not a telecommunications company or carrier nor is it primarily in the business of providing telephone services. The Company also cannot have a gap in time during which it is not providing telephone services to its inmate populations. Lastly, the Company in determining the appropriate process for entering into, amending, renewing or terminating ITS contracts must use its appropriate business judgment and that requires the Company to consider a myriad of factors and not just give the greatest consideration to the overall lowest phone charges. Please see Section IV below for a discussion of some of the factors that the Company considers.

IV. The Proposal may be excluded under Rule 14a-8(i)(7) because the subject matter of the Proposal relates to the Company's ordinary business operations.

Rule 14(a)-8(i)(7) permits exclusion of a shareholder proposal if the proposal deals with a matter relating to a company's ordinary business operations. The Proposal implicates both of the central considerations underlying the ordinary business exclusion. The subject matter of the Proposal deals with issues that are "fundamental to management's ability to run the company on a day-to-day basis." In order for the Company to run its business, it needs to enter into contracts or arrangements with numerous vendors/suppliers in order to provide a variety of services and items to the inmates or residents of the Facilities, including telephone, food, uniforms, educational services, treatment services and recreational activities, etc. Decisions regarding how best to structure the Company's commercial contracts or arrangements with its suppliers/vendors relating to providing these services and items to inmates and residents of the Facilities are "ordinary" in nature and fall squarely within the discretion of the Board of Directors and management. Further, in attempting to impose on the Company the modification of existing contractual terms and the overriding factor the Company must consider when evaluating a prospective contract, the Proposal seeks to "micro-manage" the affairs of the Company.

The Staff has consistently recognized that companies are allowed to exclude shareholder proposals similar to the Proposal, stating that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis." *Ford Motor Co.* (January 31, 2011). In *Ford Motor Co.*, the Staff agreed with Ford's exclusion of a shareholder proposal requesting that Ford provide a spare tire and mounting hardware at manufacturing cost to all shareholders purchasing a new vehicle. See also *Western Union Co.* (March 7, 2007) (Staff concurring that a proposal requesting the board to undertake a special review of the company's remittance practices, including a review of the company's pricing structure, could be excluded as ordinary business of the Company); *Equity LifeStyle Properties, Inc.* (February 6, 2013) (Staff concurring that a proposal concerning rental pricing policies could be excluded because "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis.")

As discussed in Section III above, the Company must use its appropriate business judgment when entering into, amending, renewing or terminating ITS contracts and it must consider a myriad of factors in order to exercise its business judgment as opposed to the Proponent's Proposal which would require that the greatest consideration be given to the one factor of overall lowest phone charges. The Proponent highlights in the Proponent's Response that the Company has submitted comments to the FCC on the issue of ITS rates. Please see *Exhibit C* for a copy of these comments. These comments are illustrative because they highlight the complex nature of ITS contracts and the host of issues that the Company needs to evaluate and consider when entering into ITS contracts. For example, in the context of discussing the interstate per-minute rates that must now be at or below the cap levels established by the FCC, the Company points out, "These new rate levels, however, do not reflect the costs associated with operating ICS."

See *Exhibit* C, page 3. The Company in its comments illustrates how "[t]he cost of providing such inmate telephone services is greater than the average cost of providing residential telephone services." Reasons for these costs include that the telephones themselves must be durable and must be able to withstand violence by the users of the telephone equipment, there must be procedures in place, including additional personnel to verify that calls are not being initiated to prohibited classes of persons such as judges, law enforcement, potential witnesses, victims of crimes, or persons with criminal records, and, where permitted, calls may be monitored or recorded to ensure that inmates are not engaging in unlawful conduct. See *Exhibit C*, pages 3-4. The Company also recognizes that there are significant differences among the Company's correctional facilities and detention centers which in turn impacts the cost of providing ITS at these facilities. These differences include the size of the facilities, the various security levels at the facilities, the inmate population, the age of the facilities, the numbers of telephones per inmate, the numbers of vendors willing to provide ITS, the distance from the most populated centers, etc. See *Exhibit C*, page 5. It is also important to understand that the Company typically uses telephone commission payments to cover the cost of providing ITS and the costs of operating and maintaining the facilities. The Company also notes in its comments to the FCC that in some cases the government agency with which it has entered into a contract requires that ITS commission payments offset the cost that the Company charges the agency. The Company would also like to point out to the Staff and the Proponent that the Company is in compliance with all federal and state laws and regulations relating to ITS and will continue to comply with all current and future federal and state laws. The current and future regulatory framework at the federal and state level are also factors that the Company must consider when entering into new ITS contracts and performing its obligations under existing contracts. Taking into account all of these factors collectively is a complicated process and only the Company (and not its shareholders) is in a position to conduct this analysis. This process of taking into account all relevant factors is fundamental to management's ability to run the Company and its operations on a day-to-day basis.

The Proponent is only focused on what he describes as the significant social policy issue of lowering what he characterizes as high ITS rates in order to accomplish what he suggests will be a result where more communication is facilitated between prisoners and their families and as a result there will be a reduction of recidivism rates. The Proponent ignores the overarching social policy issues that the Company must focus on when it analyzes all relevant factors in order to operate its facilities in a safe, secure and humane environment while protecting and preserving the human rights and dignity of the men and women entrusted to the Company's care. The Company cannot only pursue the lowest ITS rates and put the lives of other inmates, personnel and the public at large in jeopardy.

V. The Proposal may be excluded under Rule 14a-8(c) because it contains multiple proposals.

Although not originally raised in the No-Action Request, the Company believes it has an additional basis to exclude the Proposal on the basis that it contains multiple proposals. While the Proposal deals with the general subject matter of ITS contracts, the Proposal has separate and distinct requests. Paragraphs (1) and (2) of the Proposal request that with respect to future ITS contracts, the Company not accept ITS commissions and that the Company give the greatest consideration to the overall lowest ITS phone charges (lowest ITS connection fees or surcharges, per-minute rates and account-related fees) when evaluating and entering into ITS contracts. Paragraphs (3) and (4) requests the Company to evaluate within 90 days after the 2014 annual shareholder meeting its existing ITS contracts for compliance with paragraphs (1) and (2) discussed above and implement within 90 days after the evaluation period the provisions in Paragraphs (1) and (2) for all existing contracts to the extent they are not in compliance with those provisions. Lastly, paragraph (4) requests that the Company report to its shareholders the following information: ITS phone rates, commission percentages and commission payments for each of its facilities during the preceding calendar year. These separate paragraphs of the Proposal relate to different timeframes, require the Company to take different actions, affect different persons, entities, contracts and facilities and address different concerns on the Proponent's part.

Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements, even if the elements are presented as part of a single program and relate to the same general subject matter. For example, the Staff agreed with the company that it could exclude an executive compensation proposal on the basis that it contained separate and distinct elements in *Parker-Hannifin Corp.* (September 4, 2009), where a stockholder submitted a proposal requesting that stockholders periodically vote to approve executive compensation, described the ballot to be used and requested a periodic forum for stockholders and management to discuss executive compensation. Similarly, in *Centra Software, Inc.* (March 31, 2003), the Staff agreed with the company that it could exclude a corporate governance proposal on the basis that it contained separate and distinct elements where a stockholder submitted a request to amend two different provisions of the company's bylaws—one dealing with independent directors and one requiring the chairman not be a company officer or employee. See also *General Motors Corp.* (April 9, 2007) (concurring in the exclusion of a proposal seeking stockholder approval for a restructuring of the company through a series of transactions); and *PG&E Corp* (March 11, 2010) (concurring in the exclusion of a proposal asking the company to mitigate potential risks discovered by studies of a power plant site, defer any request for or expenditure of funds for license renewal at the site and not increase production of certain waste at the site).

CONCLUSION

As such, the Company continues to believe that the Proposal may be excluded from the 2014 Proxy Materials and respectfully renews its request that the Staff concur in this view. Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 305-982-5519 or esther.moreno@akerman.com. Thank you again for your attention to this matter.

Sincerely,

Esther L. Moreno

Esther L. Moreno

cc: John J. Bulfin, Esq., The GEO Group, Inc.
Pablo E. Paez, The GEO Group, Inc.
Jose Gordo, Akerman LLP
Alex Friedmann
Jeffrey Lowenthal, Esq., Stroock & Stroock & Lavan LLP

Exhibit A

PRESS RELEASE

Human Rights Defense Center
For Immediate Release

HUMAN RIGHTS DEFENSE CENTER
Dedicated to Protecting Human Rights
www.HumanRightsDefenseCenter.org

December 2, 2013

Shareholder Resolution Seeks to Lower Prison Phone Rates at GEO Group Facilities

Boca Raton, FL – Just before Thanksgiving, a shareholder resolution was filed with The GEO Group, Inc. – the nation's second largest for-profit prison company – that seeks to reduce the high cost of phone calls made by prisoners at GEO facilities.

Prison phone rates are typically much higher than non-prison rates, and a 15-minute call from a prisoner to his or her family can cost up to $17.30. Such exorbitant costs make it difficult for prisoners to maintain contact with their families and children on a regular basis; an estimated 2.7 million children in the United States have an incarcerated parent. The costs of prison phone calls are usually borne by prisoners' families, not the prisoners themselves.

In September, the Federal Communications Commission issued an order capping the cost of long distance prison phone calls. FCC Commissioner Mignon Clyburn remarked that "Studies have shown that having meaningful contact beyond prison walls can make a real difference in maintaining community ties, promoting rehabilitation, and reducing recidivism. Making these calls more affordable can facilitate all of these objectives and more." However, the FCC's order has not yet gone into effect and does not apply to in-state prison phone calls.

Thus, Alex Friedmann, associate director of the Human Rights Defense Center (HRDC), a non-profit organization based in Lake Worth, Florida that is dedicating to protecting the human rights of prisoners and detainees, submitted a shareholder resolution that asks The GEO Group to reduce the cost of phone calls made by prisoners held at the company's correctional and immigration detention facilities.

HRDC is a co-founder and coordinator of the Campaign for Prison Phone Justice, in conjunction with the Center for Media Justice/Media Action Grassroots Network (MAG-Net) and Working Narratives. The Campaign was instrumental in the FCC's decision to take action against high prison phone rates and other abuses by the prison phone industry.

The shareholder resolution requests that GEO not accept "commissions" – kickbacks paid by prison phone companies, usually based on a percentage of revenue generated by prisoners' phone calls. Commission kickbacks correlate with higher prison phone rates. Eight states (including California and New York) have banned prison phone commissions.

Further, the resolution asks that GEO "give the greatest consideration to the overall lowest" costs when evaluating or entering into prison phone contracts at its facilities. The resolution notes that at one GEO-operated facility in Florida the company receives a 35% kickback, which generated $125,600 in prison phone commissions at that facility in fiscal year 2012 alone.

"Given that GEO Group is the nation's second-largest for-profit prison corporation, it has a moral and ethical responsibility to provide rehabilitative opportunities to the prisoners held in its facilities to ensure they successfully return to their communities following their release and are less likely to commit crimes," said HRDC prison phone justice campaign director David Ganim. "Enhancing communication between prisoners and their families and children by reducing the cost of prison phone calls would help accomplish this worthy goal."

If the resolution receives a majority vote of GEO's shareholders, it will require the company to ensure its prison phone contracts comply with the terms of the resolution within 180 days, and to report to shareholders the phone rates and commissions at its facilities on an annual basis.

According to the company's website, "GEO believes that inmates and detainees should be given the greatest opportunity to improve their health and welfare through rehabilitation and educational programs."

"This resolution gives GEO Group an opportunity to prove they are actually interested in rehabilitating prisoners and reducing recidivism," Friedmann stated. "By decreasing the high costs of prison phone calls, the company can promote greater contact between prisoners and their families, which research has shown results in improved post-release outcomes and lower recidivism rates. Or, if GEO is primarily concerned about generating profit, it will object to the resolution and try to prevent it from going to a shareholder vote."

The Human Rights Defense Center, founded in 1990 and based in Lake Worth, Florida, is a not-for-profit organization dedicated to protecting the human rights of people held in U.S. detention facilities. HRDC publishes *Prison Legal News* (PLN), a monthly magazine that includes reports, reviews and analysis of court rulings and news related to prisoners' rights and criminal justice issues. PLN has around 7,000 subscribers and operates a website (www.prisonlegalnews.org) that includes a comprehensive database of prison and jail-related articles, news reports, court rulings, verdicts, settlements and related documents. HRDC is a co-founder and coordinator of the Campaign for Prison Phone Justice (www.phonejustice.org).

For additional information, please contact:

Alex Friedmann, Associate Director
Human Rights Defense Center
FISMA & OMB Memorandum M-07-16
afriedmann@prisonlegalnews.org

David Ganim, Prison Phone Justice Campaign Director
Human Rights Defense Center
Office: (561) 360-2523
dganim@prisonlegalnews.org

PRESS RELEASE

Human Rights Defense Center
For Immediate Release

HUMAN RIGHTS DEFENSE CENTER
Dedicated to Protecting Human Rights
www.HumanRightsDefenseCenter.org

December 2, 2013

Shareholder Resolution Seeks to Lower Prison Phone Rates at Corrections Corporation of America Facilities

Nashville, TN – Just before Thanksgiving, a shareholder resolution was filed with Corrections Corporation of America (CCA) – the nation's largest for-profit prison company – that seeks to reduce the high cost of phone calls made by prisoners at CCA facilities.

Prison phone rates are typically much higher than non-prison rates, and a 15-minute call from a prisoner to his or her family can cost up to $17.30. Such exorbitant costs make it difficult for prisoners to maintain contact with their families and children on a regular basis; an estimated 2.7 million children in the United States have an incarcerated parent. The costs of prison phone calls are usually borne by prisoners' families, not the prisoners themselves.

In September, the Federal Communications Commission issued an order capping the cost of long distance prison phone calls. FCC Commissioner Mignon Clyburn remarked that "Studies have shown that having meaningful contact beyond prison walls can make a real difference in maintaining community ties, promoting rehabilitation, and reducing recidivism. Making these calls more affordable can facilitate all of these objectives and more." However, the FCC's order has not yet gone into effect and does not apply to in-state prison phone calls.

Thus, Alex Friedmann, associate director of the Human Rights Defense Center (HRDC), a non-profit organization dedicating to protecting the human rights of prisoners and detainees, submitted a shareholder resolution that asks CCA to reduce the cost of phone calls made by prisoners held at the company's correctional and immigration detention facilities.

HRDC is a co-founder and coordinator of the Campaign for Prison Phone Justice, in conjunction with the Center for Media Justice/Media Action Grassroots Network (MAG-Net) and Working Narratives. The Campaign was instrumental in the FCC's decision to take action against high prison phone rates and other abuses by the prison phone industry.

The shareholder resolution requests that CCA not accept "commissions" – kickbacks paid by prison phone companies, usually based on a percentage of revenue generated by prisoners' phone calls. Commission kickbacks correlate with higher prison phone rates, and eight states (including California and New York) have banned prison phone commissions.

Further, the resolution asks that CCA "give the greatest consideration to the overall lowest" costs when evaluating or entering into prison phone contracts at its facilities. The resolution notes that at one CCA-operated facility in Tennessee, the company receives a 48% kickback and that a 15-minute call from the facility "can cost as much as $9.75." CCA received $205,136.78 in prison phone commissions at that one facility in fiscal year 2012 alone.

"As the largest private prison and detention corporation in the country, CCA has a responsibility to ensure that the families of incarcerated individuals are able to maintain the vital relationships needed in the rehabilitation process," stated Steven Renderos, national organizer for the Center for Media Justice. "For immigrants in detention, a phone call can be the difference between securing adequate legal representation or not being able to see their families again."

If the resolution receives a majority vote of CCA's shareholders, it will require the company to ensure its prison phone contracts comply with the terms of the resolution within 180 days, and to report to shareholders the phone rates and commissions at its facilities on an annual basis.

Recently, CCA vice president Kim White wrote that rehabilitation and reentry programs are a "top priority" for the company. "It is important to us to see inmates grow during their incarceration, offering them the chance at a better life for themselves and their families after their release," she said. "This is part of our responsibility to society as a corrections company, and it's also essential to serving our government partners and taxpayers well."

"This resolution gives CCA an opportunity to prove they are truly interested in rehabilitating prisoners and reducing recidivism," Friedmann stated. "By decreasing the high costs of prison phone calls, the company can promote greater communication between prisoners and their families and children, which research has shown results in improved post-release outcomes and lower rates of recidivism. Or, if CCA is primarily concerned about its profit margin, it will object to the resolution and try to prevent it from going to a shareholder vote."

The Human Rights Defense Center, founded in 1990 and based in Lake Worth, Florida, is a not-for-profit organization dedicated to protecting the human rights of people held in U.S. detention facilities. HRDC publishes *Prison Legal News* (PLN), a monthly magazine that includes reports, reviews and analysis of court rulings and news related to prisoners' rights and criminal justice issues. PLN has around 7,000 subscribers and operates a website (www.prisonlegalnews.org) that includes a comprehensive database of prison and jail-related articles, news reports, court rulings, verdicts, settlements and related documents. HRDC is a co-founder and coordinator of the Campaign for Prison Phone Justice (www.phonejustice.org).

For additional information, please contact:

Alex Friedmann, Associate Director
Human Rights Defense Center
FISMA & OMB Memorandum M-07-16
afriedmann@prisonlegalnews.org

Steven Renderos, National Organizer
Center for Media Justice
Office: (510) 698-3800 x411
FISMA & OMB Memorandum M-07-16
steven@mediajustice.org

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Shareholder Resolutions Seek to Lower Phone Rates at Private Prisons

On November 26, 2013, shareholder resolutions were filed with Corrections Corporation of America (CCA) and The GEO Group, Inc. – the nation's two largest for-profit prison companies; the resolutions seek to reduce the high cost of phone calls made by prisoners at CCA and GEO facilities nationwide.

Prison phone rates are typically much higher than non-prison rates, and a 15-minute call can cost up to $17.30. Such exorbitant costs make it difficult for prisoners to maintain regular contact with their families and children; an estimated 2.7 million children in the United States have an incarcerated parent.

In September 2013, the Federal Communications Commission issued an order capping the cost of interstate (long distance) prison phone calls. FCC Commissioner Mignon Clyburn observed that "Studies have shown that having meaningful contact beyond prison walls can make a real difference in maintaining community ties, promoting rehabilitation, and reducing recidivism. Making these calls more affordable can facilitate all of these objectives and more." However, the FCC's order has not yet gone into effect and does not apply to in-state prison phone rates. [See: PLN, Dec. 2013, p.1].

Therefore, Alex Friedmann, associate director of the Human Rights Defense Center (HRDC), PLN's parent non-profit organization, filed shareholder resolutions with CCA and GEO that would require both companies to reduce the cost of all phone calls made by prisoners housed at their for-profit facilities.

HRDC is a co-founder and coordinator of the Campaign for Prison Phone Justice, in conjunction with the Center for Media Justice/Media Action Grassroots Network (MAG-Net) and Working Narratives. The Campaign was instrumental in the FCC's decision to take action against interstate prison phone rates.

The shareholder resolutions request that CCA and GEO not accept "commissions" – kickbacks paid by prison phone companies, usually based on a percentage of revenue generated by prisoners' phone calls. Commission kickbacks correlate with higher prison phone rates, and eight states have banned commissions.

Further, the resolutions ask that the companies "give the greatest consideration to the overall lowest" costs when evaluating or entering into prison phone contracts. The resolution filed with CCA notes that one of the company's facilities, the Silverdale Detention Facility in Chattanooga, Tennessee, receives a 48% kickback and a 15-minute call "can cost as much as $9.75." CCA received $205,136.78 in prison phone commissions at Silverdale in fiscal year 2012 alone. Further, a GEO-operated facility in

Florida, the South Bay Correctional Facility, receives a 35% kickback that generated $125,600 in commissions in fiscal year 2012.

"As the largest private prison and detention corporation in the country, CCA has a responsibility to ensure that the families of incarcerated individuals are able to maintain the vital relationships needed in the rehabilitation process," stated Steven Renderos, national organizer for the Center for Media Justice. "For immigrants in detention, a phone call can be the difference between securing adequate legal representation or not being able to see their families again."

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- PLN Resolves Censorship Suit Against Oregon County Jail for $51,000 Plus Fees and Costs by Alex Friedmann In August 2012, Prison Legal News ...
- Sexual Abuse by Prison and Jail Staff Proves Persistent, Pandemic by Gary Hunter Sexual assault, rape, indecency, deviance. These terms represent reprehensible behavior ...
- After Ten Years, FCC Votes for Prison Phone Reforms! by David Ganim On August 9 2013, Federal Communications Commission (FCC) Chairwoman Mignon Clyburn ..
- GEO Group Pulls out of Mississippi Prisons by David M. Reutter Last year, the GEO Group – the nation's second-largest for-profit prison company ...
- BOP Compromises on Plan to Transfer Prisoners from FCI Danbury by Derek Gilna In an unexpected turnabout, the Bureau of Prisons (BOP) has ...

If the resolutions receive a majority vote among CCA and GEO shareholders, they will require the companies to ensure their prison phone contracts comply with the terms of the resolutions within 180 days.

In October 2013, CCA vice president Kim White wrote that rehabilitation and reentry programs are a "top priority" for the company. "It is important to us to see inmates grow during their incarceration, offering them the chance at a better life for themselves and their families after their release," she said. "This is part of our responsibility to society as a corrections company, and it's also essential to serving our government partners and taxpayers well."

"This resolution gives CCA an opportunity to prove they are truly interested in rehabilitating prisoners and reducing recidivism," Friedmann stated. "By decreasing the high costs of prison phone calls, the company can promote greater communication between prisoners and their families and children, which research has shown results in improved post-release outcomes and lower rates of recidivism. Or, if CCA is primarily concerned about its profit margin, it will object to the resolution and try to prevent it from going to a shareholder vote."

Should the resolutions survive a challenge filed by CCA or GEO with the Securities and Exchange Commission (SEC), they will be presented to the companies' stockholders for a vote sometime in May 2014. Friedmann is represented pro bono by the New York-based law firm of Stroock, Stroock & Lavan.

Sources: HRDC press releases (Dec. 2, 2013); CCA and GEO shareholder resolutions

FCC Order Heralds Hope for Reform of Prison Phone Industry by John E. Dannenberg and Alex Friedmann
"After a long time – too ...

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Exhibit B



Associate Director: Alex Friedmann

Alex Friedmann is the Associate Director of HRDC and managing editor of *Prison Legal News*. He is responsible for news research, investigative research, editing, advocacy campaigns and other tasks. He also serves in a volunteer capacity as president of the non-profit Private Corrections Institute and is a national expert on the issue of prison privatization. He has testified before a Congressional subcommittee and legislative committees in two states on criminal justice-related issues, and has spoken at numerous conferences and other events -- including Critical Resistance, the National Lawyers Guild, the Children Defense Fund's annual conference, a Congressional caucus meeting and a Congressional briefing. Alex served 10 years in prisons and jails in Tennessee, including six years at a privately-operated CCA facility. While incarcerated he litigated his own cases in state and federal court; served as the resources editor of *Prison Life* magazine, a national publication; self-published the *Private Corrections Industry News Bulletin*; and founded and directed a non-profit prisoner organization called the Pledge Program. He manages HRDC's office in Nashville, Tennessee.

Exhibit C

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, DC 20554

In the Matter of	)	
	)	
Rates for Interstate Inmate Calling Services	)	
	)	
	)	WC Docket No. 12-375
	)	
	)	
	)	
	)	
	)	

COMMENTS OF THE GEO GROUP, INC.

The GEO Group, Inc. (GEO), by its attorneys, hereby submits its comments in response to the Proposed Rule released on November 13, 2013 (*Rates for Interstate Inmate Calling Services, 47 CFR 64 [WC Docket No. 12-375; FCC 13-113]*).

Introduction

The Federal Communications Commission (FCC) seeks public comments on reforming the inmate calling service (ICS) market. On September 26, 2013, FCC released its Report and Order and Further Notice of Proposed Rulemaking in WC Docket No. 12-375, FCC 13-113, dated August 9, 2013. The Order explains the legal and policy reasons behind FCC's efforts to reform interstate ICS rates. Now, the FCC seeks comments on options to reform the ICS market, which could include possible new rules that would affect all ICS providers.

As will be further explained in these comments, any reform of interstate ICS rates or the ICS market needs to be mindful of the complex and costly operations of inmate telephone systems in correctional facilities and detention centers. These systems rely on sophisticated software and hardware technologies which ensure the safety and security of the inmate population, the correctional employees, and the general public. "Safe harbor" rates adopted by FCC may preclude correctional facilities from having the necessary funds to implement these technologies. Further, the FCC has determined that site commission payments have no reasonable and direct relation to the provision of ICS and therefore are not compensable. This conclusion fails to consider that such commissions are primarily used to pay for the cost of operating ICS at facilities, the overall cost of housing inmates at a facility, or other inmate welfare programs. Finally, decisions regarding the reform of interstate ICS rates and the ICS market should be determined by the federal, state or local correctional agencies charged with the responsibility of inmate welfare.

I. Background on GEO Group, Inc.

GEO is a private corporation which manages and operates correctional facilities, both in the United States and around the world, with facilities located in New York, Florida, Georgia, Pennsylvania, Virginia, Indiana, North Carolina, Louisiana, Texas, Oklahoma, Arizona, Colorado, California, New Mexico, and Washington. In addition to constructing and operating prisons, jails, correctional facilities and detention centers, GEO operates community re-entry facilities and other special needs institutions, as well as provides community supervision services with the use of electronic monitoring. GEO is one of the nation's leading private managers and operators of prisons and jails, housing approximately 61,000 inmates in fifty-six correctional facilities across the United States. GEO's U.S. Corrections & Detention division represents the sixth largest correctional system in the country. Through contracts with government agencies,

GEO provides services on behalf of the Federal Bureau of Prisons, U.S. Marshals Service, and U.S. Immigration and Customs Enforcement, as well as 11 state correctional clients and various county and city jurisdictions. At each of the prisons and detention centers it operates, GEO provides a variety of services in addition to providing secure custody services, including correctional health and mental health care; food services; academic and vocational programming; and rehabilitation treatment services.

II. Operation of Inmate Telephone Services at GEO Facilities is Complex and Costly

Pursuant to the August 9, 2013 Order, all ICS providers' interstate per-minute rates must now be at or below the "safe harbor" (interim) rate cap levels established by the FCC. These new rate levels, however, do not reflect the costs associated with operating ICS. For example, inmates housed at GEO facilities are provided access to restricted telephone service under controlled circumstances. Telephone service is made available through a telecom service provider who has contracted with GEO or, alternatively, has directly contracted with GEO's government clients. During the former situation, GEO purchases the inmate telephone system equipment, installs that equipment in its facilities, operates and maintains the equipment, as well as allocates human resources to ensure that the equipment is used for lawful purposes only and in a manner which does not compromise the judicial system or the safety and security of the inmate population, GEO's employees or the general public. The cost of providing such inmate telephone services is greater than the average cost of providing residential telephone services.

For example, the inmate telephone system installed in a GEO's facility consists of pay telephones attached to the wall of a specific room in the prison. Because GEO's prisons typically house individuals who may engage in violent behavior, these pay telephones are specially designed and constructed to withstand such violence. More specifically, these inmate telephones are constructed of stainless steel and include special tamperproof fixtures (buttons, mouthpieces, reinforced cords, etc.). Notwithstanding these design features and compositions, inmate telephones in GEO's facilities are not indestructible and are susceptible to damage by inmates requiring GEO to either repair or replace the telephones. Accordingly, there are on-going costs associated with maintaining working telephones in correctional facilities which are not seen in residential telephone service.

There are also unique costs associated with the administering of inmate telephone service. Depending upon the terms of GEO's government contract, as well as the requirements of GEO's individual government clients, restrictions are placed on telephone calls made by inmates. For example, inmates cannot call judges, law enforcement personnel, crime victims, potential witnesses, or individuals with criminal records. To ensure compliance with these restrictions, GEO employees are assigned to call all telephone numbers provided by an inmate to ensure that the telephone number is associated with the person(s) identified on the inmate's approved call list, as well as verify that the person(s) are willing to receive calls from the inmate.

Where permissible by law and in accordance with GEO's contract, telephone calls made by inmates are monitored (except for calls made to an inmate's attorney or legal representative) by GEO personnel to ensure that the inmate is not engaging in unlawful conduct. In addition to this live monitoring of each inmate telephone call, digital recording equipment is affixed to the inmate telephone so that the calls may be recorded. In order to record the many hundreds of inmate telephone calls made daily from each of its prisons, GEO maintains a sophisticated data storage system at each prison, consisting of hard drives where the inmates' telephone calls are digitally recorded and preserved. These data storage systems enable each recorded inmate telephone conversation to be searched by the inmate's name, a particular date, or a particular telephone number. In addition, some data storage systems are pre-programmed to "flag" key words in an inmate's telephone conversation, such as "bomb" or "escape." Inmate telephone systems in GEO's facilities are designed to enhance the safety and security of the prisons, the inmate population, the correctional staff, and the general public. Again, these costs associated with telephone service in a secure correctional facility are not comparable with the standard cost of residential telephone services.

Finally, there is no "one size fits all" solution to inmate telephone services. There are vast differences among the GEO correctional facilities and detention centers throughout the United States which affect the costs of providing inmate long distance telephone services within these facilities. There are differences in the security levels of GEO facilities; the size of the facilities; in inmate populations; in the facilities' age; in the numbers of telephones per inmate; in the distance from population centers where most called parties are located; in the numbers of telecom vendors willing to provide service; in salary levels for employees at the institutions; etc. Each of these factors affects the costs of providing inmate telephone services at each institution – costs which are not reflected in the FCC's "safe harbor rates."

III. Inmate Telephone Commissions at GEO Facilities

Under its contracts with individual telecom service providers, GEO receives commission payments in exchange for having chosen the provider as the exclusive vendor for the correctional facility. Pursuant to the August 9, 2013 Order, the FCC has determined that such site commission payments are not reasonable ICS costs and cannot be passed along to the customer. However, it is important to understand that, in the case of GEO, inmate telephone commission payments are typically used to cover the costs of providing inmate telephone services, as well as the overall costs of operating and maintaining the facilities. In some cases, the government agency contracting with GEO requires that inmate telephone commission payments be used to offset the overall cost that GEO charges the agency.

For example, GEO contracts with the Federal Bureau of Prisons (BOP) to house federal criminal aliens at the D. Ray James Detention Facility in Folkston, GA. Pursuant to the terms of this contract with BOP, any income received by GEO as a result of inmate telephone calls which is in excess of expenses incurred, including rebates from carriers, must be used to offset the cost of GEO's contract. In other words, the revenues derived by GEO from inmate telephone services are flowed back to the United States government to reduce the costs paid by the taxpaying public for the operation of this federal correctional facility.

In other cases, commission payments from inmate telephone services are used to benefit both indigent inmates, as well as the general welfare of the facility's entire inmate population. For example, GEO operates the Arizona State Prison - Florence West and the Central Arizona Correctional Facility under contracts with the Department of Corrections. These contracts specifically require that revenues generated from inmate telephone services at these prisons be deposited in the facility's Welfare and Benefits Fund. This fund is then used to compensate employees operating the prison commissary, as well as to purchase and maintain sporting goods, educational supplies, library books, as well as religious and musical items enjoyed by all the facility's inmates. Finally, commission payments from inmate telephone services are used to purchase personal hygiene items for indigent inmates at the facility. The FCC's decision to exclude on site commissions will eliminate a means for paying services and benefits for inmates which are not otherwise covered by taxpayer-funded budget allocations.

IV. Inmate Telephone Service Should Be Determined By Correctional Agencies

Decisions regarding the operation of inmate telephone systems should be determined by the correctional agency responsible for the welfare of the inmates. For example, the August 9, 2013 Order adopts "safe harbor" rates for prepaid and debit cards. In GEO's facilities, the availability of debit card calling is based upon the policies of the correctional agencies on whose behalf GEO operates the facilities, and on the terms of the contracts between GEO and these governmental entities. Debit cards are items of value, and in a correctional facility, such items of value often become items of dispute and become sources of barter. Debit cards are subject to theft and can lead to incidences of violence, all of which increase the need for providing adequate security for the inmate population as well as for employees of each institution. The decision to allow debit cards in correctional facilities is a facilities management issue; the resolution of which should be determined by government correctional experts.

CONCLUSION

Reforming inmate telephone service necessitates an understanding of the complexity and cost of operating this service in the unique confines of a correctional facility or detention facility. Sophisticated hardware and software is needed to ensure the safety and security of the inmate population, the correctional employees, and the general public. Further, site commission payments help government agencies to reimburse taxpayers for the costs of incarceration and to provide otherwise unfunded inmate welfare programs. Finally, whether operated by federal, state or local correctional agencies themselves or by private corporations such as GEO, decisions regarding inmate telephone services, including when, where, for how long, and at what prices, are the responsibility of government professionals in the corrections field.

Respectfully submitted,

THE GEO GROUP, INC.

By: ______________________

Joseph Summerill
SUMMERILL LAW FIRM, PLLC
4301 Connecticut Avenue, NW
Suite 360
Washington, D.C. 20008
(202) 237-2000

Its Attorneys

December 13, 2013

STROOCK

January 27, 2014

Jonathan M. Burke
Direct Dial: 212-806-5883
jburke@stroock.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The GEO Group, Inc. December 31, 2013 Letter Seeking to Exclude Alex Friedmann's Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Alex Friedmann (the "Proponent") in response to the December 31, 2013 request by The GEO Group, Inc. (the "Company" or "GEO") to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC"), in which GEO requested Staff concurrence with GEO's view that GEO may properly exclude a shareholder proposal and supporting statement (the "Proposal") submitted by the Proponent from inclusion in GEO's proxy materials to be distributed in connection with its 2014 Annual Meeting of Stockholders (the "Proxy Materials"). We respectfully request that the Staff not concur with GEO's view that it may exclude the Proposal from its Proxy Materials, as GEO has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal. A copy of this letter has also been sent to the Company.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

By its letter dated December 31, 2013 (the "No-Action Request"), GEO requested that the Staff concur in its view that it may exclude the Proposal from its Proxy Materials on four grounds. First, the Company seeks concurrence that it may exclude the Proposal pursuant to Rule 14a-8(i)(4) because the Proposal "furthers a personal interest [of the Proponent] that is not shared by other shareholders." Secondly, the Company seeks concurrence in its view that the Proposal may be excluded pursuant to Rule 14a-8(i)(5) because the Proposal "is not relevant to the Company's business." Thirdly, the Company seeks concurrence in its view that the Proposal may be omitted under Rule 14a-8(i)(6) because the Company "lack[s] the power or authority to implement part of the Proposal." Finally, the Company seeks concurrence that it may omit the Proposal pursuant to Rule 14a-8(i)(7) because it "relates to the Company's ordinary business operations." For the reasons set forth below, we submit that GEO has failed to meet its burden of persuasion under Rules 14a-8(i)(4), 14a-8(i)(5), 14a-8(i)(6) or 14a-8(i)(7), and thus the Staff should not concur that the Company may exclude the Proposal from its Proxy Materials.

I. The Proposal

On November 26, 2013, Mr. Friedmann, a beneficial holder of no less than 130 shares of GEO's common stock, submitted a shareholder proposal to the Company pursuant to Rule 14a-8 seeking to facilitate greater communication between prisoners held at correctional and detention facilities operated by the Company ("Facilities") and their families by reducing Inmate Telephone Services ("ITS") rates. Specifically, the Proposal would require the Company to address its ITS rates to ensure that such rates are as low as feasible and to produce an annual report to shareholders disclosing the ITS rates, Commission percentages and Commission payments (as defined in the Proposal) for each of the Company's Facilities. The Proposal reads as follows:

> **RESOLVED:** That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions related to ITS contracts at correctional and detention facilities ("Facilities") operated by the Company, to facilitate communication between prisoners/detainees and their families by reducing ITS costs:
>
> 1. That when the Company contracts with ITS providers, the Company shall not accept ITS Commissions at its Facilities.
>
> 2. That when the Company contracts with ITS providers, the Company shall give the greatest consideration to the overall lowest ITS phone charges among the factors it considers when evaluating and entering into ITS contracts. When evaluating ITS phone charges, the Company shall give the greatest consideration to the overall lowest ITS connection fees or surcharges, per-minute rates and account-related fees.
>
> 3. That within 90 days after the 2014 annual shareholder meeting, the Company shall evaluate its existing ITS contracts for compliance with above

> provisions (1) and (2), and to the extent any such ITS contracts are not in compliance, the Company shall implement above provisions (1) and (2) for all such contracts within 90 days after said 90-day evaluation period.
>
> 4. That beginning in 2014, within 30 days after the Company's annual shareholder meeting, the Company shall report to shareholders the ITS phone rates, Commission percentages and Commission payments for each of its Facilities during the preceding calendar year.

The Proposal's supporting statement highlights the significant social policy issues raised by high ITS rates, and the important public policy goal of reducing ITS rates to facilitate more frequent communication between prisoners and their families and children. The supporting statement notes the reduced recidivism rates of prisoners who maintain close relations with family and friends, and highlights, as an example, the high Commissions received by one of GEO's Facilities in one of its ITS contracts. The supporting statement further notes that the significant social policy issue of high ITS rates was recently addressed in an order issued by the Federal Communications Commission (the "FCC").

II. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(7) Because the Proposal Raises Significant Social Policy Issues That Transcend Day-to-Day Business Matters

A company may omit a shareholder proposal under Rule 14a-8(i)(7) if the proposal relates to the company's ordinary business operations. The SEC has stated that "the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The first consideration relates to the subject matter of the proposal; "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* However, the SEC has also noted that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.*

Indeed, the Staff has a longstanding history of refusing to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the proposal deals with significant social policy issues. *See, e.g., Corrections Corp. of America* (Feb. 10, 2012) (proposal requesting bi-annual reports on the company's efforts to reduce prisoner rape and sexual abuse); *Chevron Corp.* (March 28, 2011) (proposal to amend the bylaws to establish a board committee on human rights); *PFG Industries, Inc.* (Jan. 15, 2010) (proposal requesting a report from the company disclosing the environmental impacts of the company's activities in the communities in which it operates); *Halliburton Co.* (March 9, 2009) (proposal requesting that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); and *Bank of America Corp.* (Feb. 29, 2008) (proposal calling for a board committee to review company policies for human rights).

Excessively high ITS rates, which create financial barriers to communication between prisoners and their family members, constitute a significant social policy issue that has resulted in a recent unprecedented order from the FCC;[1] support from members of Congress; a national campaign to reduce ITS rates;[2] and thousands of public comments entered on the FCC's docket related to this issue[3] – as well as extensive media coverage and advocacy by dozens of organizations nationwide, including those involved in civil and human rights.[4]

The FCC has been considering action to reduce excessively high ITS rates for the past decade pursuant to a petition for rulemaking filed in 2003. The agency held a workshop at its Washington, DC headquarters in July 2013 on prison phone-related issues, including the high cost of prison phone calls. U.S. Rep. Bobby Rush and District of Columbia Delegate Eleanor Holmes Norton spoke at the workshop in favor of reducing ITS rates.[5]

Previously, Rep. Rush and U.S. Representatives Henry Waxman and Keith Ellison had submitted letters to the FCC in support of regulation of prison phone rates.[6] Further, a number of organizations, including the National Association for the Advancement of Colored People[7] and American Bar Association,[8] have passed resolutions calling for

---

[1] http://www.gpo.gov/fdsys/pkg/FR-2013-11-13/pdf/2013-26378.pdf
[2] www.phonejustice.org
[3] http://www.prisonpolicy.org/phones/Dec2013petition.pdf
[4] http://nationinside.org/campaign/prison-phone-justice/who-we-are/
[5] http://www.fcc.gov/events/workshop-reforming-inmate-calling-services-rates
[6]
https://org2.democracyinaction.org/o/6220/images/Letter%20to%20FCC%20Chairman%20re%20Prison%20Phone%20Rates.pdf and http://democrats.energycommerce.house.gov/index.php?q=news/reps-waxman-and-rush-urge-fcc-action-on-exorbitant-phone-service-rates-for-prisoners-and-their-
[7] http://nationinside.org/campaign/prison-phone-justice/posts/naacp-passes-resolution-on-prison-

lower prison phone rates.

On August 9, 2013 the FCC voted to impose rate caps on interstate (i.e., long distance) prison phone calls, and to implement other reforms related to the prison phone industry. The FCC's final order was released in September 2013 and published in the Federal Register on November 13, 2013; it has not yet gone into effect, and does not apply to intrastate (i.e., in-state or local) calls – which constitute an estimated 85% of prison phone calls.[9]

In conjunction with the FCC's examination of and action on this issue, the Campaign for Prison Phone Justice (the "Campaign") has coordinated activism and advocacy around this issue on a national level. The Campaign is comprised of 55 organizations (including the Southern Center for Human Rights, the Ella Baker Center for Human Rights, Color of Change, National Organization for Women and the Center for Constitutional Rights), plus thousands of individual members nationwide.[10]

Over 40,000 people submitted comments to the FCC's docket, either individually or as part of petitions, concerning the FCC's regulation of prison phone rates.[11]

Excessively high ITS rates were also the subject of a panel presentation at the National Conference for Media Reform in April 2013.[12]

Issues related to high ITS rates and the impact such rates have on prisoners, their families and our communities have been extensively covered by the news media, including, since 2012 alone, by *The New York Times* (including two editorials),[13] *Politico, The Hill, American Prospect, Huffington Post, Associated Press, CNN, Wall Street Journal, The Guardian* (UK), *The Atlantic, Bloomberg Businessweek, Washington Post* and *The Nation*, among many others.

---

phone-rates/

8 http://www.americanbar.org/content/dam/aba/migrated/poladv/letters/crimlaw/2009jan15_fcc_l.authcheckdam.pdf

9 http://www.gpo.gov/fdsys/pkg/FR-2013-11-13/pdf/2013-26378.pdf

10 http://nationinside.org/campaign/prison-phone-justice/who-we-are/

11 http://colorlines.com/archives/2012/11/40000_petitions_land_on_fccs_doorstep_to_lower_prison_phone_rates.html

12 http://conference.freepress.net/session/call-me-come-back-home-fighting-cost-prison-calls-part-1

13 http://www.nytimes.com/2014/01/07/opinion/unfair-phone-charges-for-inmates.html?_r=0 and http://www.nytimes.com/2012/11/28/opinion/a-needless-charge-for-prison-families.html

Issues related to high ITS rates have also been the subject of various reports and studies, including "Deposit all of Your Money: Kickbacks, Rates and Hidden Fees in the Jail Phone Industry," Prison Policy Initiative (May 2013);[14] "The Price to Call Home: State-Sanctioned Monopolization in the Prison Phone Industry," Prison Policy Initiative (Sept. 2012);[15] "Nationwide Survey Examines Prison Phone Contracts, Kickbacks," *Prison Legal News* (April 2011);[16] and "Ex-Communication: Competition and Collusion in the U.S. Prison Telephone Industry," by Prof. Steven J. Jackson, *Critical Studies in Media Communication* (Vol. 22, No. 4, Oct. 2005, pp. 263-280).[17]

Eight state Departments of Corrections have banned ITS Commissions, resulting in lower ITS phone rates; those states include California, New York, Michigan, New Mexico, South Carolina, Nebraska, Missouri and Rhode Island.[18]

The fact that the FCC took action on this issue by ordering caps on the high cost of interstate ITS rates, as well as the extensive and long-standing activism and advocacy on this issue by members of the public, the coverage of this issue by the news media, widespread public debate and the decision by eight states to ban ITS Commissions, demonstrates that high ITS rates constitute a significant social policy issue. This is particularly true considering that every prison and jail in the United States provides phone services to prisoners in some manner, affecting over 2.3 million people in prisons and jails nationwide as well as family, friends, counsel and others with whom those 2.3 million prisoners communicate by phone.

Tellingly, in its No-Action Request, the Company did not even acknowledge the significant social policy issues implicated by the Proposal or the wider debate concerning high ITS rates nationwide – *even though the Company itself submitted comments to the FCC on this very issue.*[19]

The Company also failed to demonstrate in its No-Action Request that ITS rates "are

[14] http://www.prisonpolicy.org/phones/please_deposit.pdf
[15] http://www.prisonpolicy.org/phones/price_to_call_home.pdf
[16] http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20april%202011%20prison%20phone%20cover%20story%20revised.pdf
[17] http://sjackson.infosci.cornell.edu/Jackson_CompetitionandCollusioninPrisonPhoneIndustry%28CSMC2005%29.pdf
[18] http://prisonphonejustice.org/
[19] http://apps.fcc.gov/ecfs/document/view?id=7520962068

so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." While the Company makes generalized claims about how its need to enter into contracts is a fundamental part of its business, the Proposal does not preclude the Company from entering into contracts, direct the Company to engage specific ITS providers or mandate that the Company establish specific ITS rates in its contracts. The Proposal is narrowly tailored to address the significant social policy issue of high ITS rates while permitting the Company flexibility to implement the terms of the Proposal.

Additionally, "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." *See* Staff Legal Bulletin No. 14C, June 28, 2005.

The primary issue underlying excessively high ITS rates is the fact that such rates create financial barriers to regular contact between prisoners and their friends, families and other loved ones. Research studies have consistently shown that increased contact between prisoners and their families results in better post-release outcomes for prisoners and lower recidivism rates.[20] Inarguably, the reduction of recidivism rates – and thus less crime and victimization in our communities – is an issue that directly impacts the public's health and safety.

In requiring the Company to reduce ITS rates at its Facilities, the Proposal's impact is limited to the Company's ITS practices (which tellingly the Company argues in its No-Action Request are not even relevant to its business). The Company's current ITS practices demonstrably and adversely impact public health and safety; lowering ITS rates will result in increased communication between prisoners and their families, and thus better post-release outcomes and less recidivism.

This is clearly expressed in the Proposal's supporting statement and text:

> Studies indicate that prisoners who maintain close connections with their families have a lesser chance of reoffending after release, thereby reducing recidivism. However, high ITS rates impose a financial burden that impedes such connections. Lower ITS rates would facilitate more communication between prisoners and their families and children (an estimated 2.7 million

[20] See, e.g., http://www.ncsl.org/documents/cyf/childrenofincarceratedparents.pdf and https://www.ncjrs.gov/App/publications/abstract.aspx?ID=132308

> children have an incarcerated parent). [footnotes omitted]

and

> Resolved: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions related to ITS contracts at correctional and detention facilities ("Facilities") operated by the Company, *to facilitate communication between prisoners/detainees and their families by reducing ITS costs.* (emphasis added).

The Proposal does not seek to "micro-manage" the Company, as the Company claims. The Proposal states that the Company "shall implement" the terms of the Proposal, but, as noted above, it does not mandate or specify *how* the Company must go about such implementation. Further, the Company is not required to make changes to *all* of its prison phone contracts. The Proposal grants the Company 90 days in which to evaluate its existing ITS contracts, then another 90 days to implement the terms of the Proposal *only* as to those contracts that are not already in compliance.

Nor does the Proposal require the Company to contract with any particular ITS provider, or impose any requirements as to such contracts other than provisions related to Commissions and the cost of ITS charges – and with respect to ITS charges it simply requires the Company to give greatest consideration when evaluating contract proposals to the ITS provider with the lowest overall ITS charges. The Proposal does not require the Company to take any action as to its prison phone contracts with respect to the length of the contracts, surety bonds, insurance, accounting, indemnification, default, notice, vendor status, liabilities, assignment, warranties, etc.; rather, it is narrowly focused on the cost of ITS calls.

The Company should not be permitted to hide behind the cloak of the ordinary business exclusion, given that the subject of the Proposal raises significant social policy issues as to the considerable adverse impact of high ITS rates on prisoners, their families and our communities. Requiring the Company to include the Proposal in its Proxy Materials would be in accord with the Staff's position that significant social policy concerns can include possible adverse social or other impacts of a company's actions even though company business operations are also implicated. *See, e.g., The Gap, Inc.* (March 14, 2012) (the Staff, declining to concur with a company's position that a proposal seeking to end trade partnerships with Sri Lanka unless its government ceased human rights violations should be excludable under Rule 14a-8(i)(7), stated, "the proposal focuses on the significant social policy issue of human rights" and did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate).

Consequently, the Proponent submits that the Company has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus may not exclude the Proposal from its Proxy Materials.

III. The Company May Not Exclude the Proposal Under Rule 14a-8(i)(4) Because the Proposal Does Not Relate to a Personal Grievance or Seek to Result in a Benefit to the Proponent Not Shared by Other Shareholders

Under Rule 14a-8(i)(4), a company may exclude a shareholder proposal if the proposal relates to the redress of a personal claim or grievance against the company or if it is designed to result in a benefit to the shareholder or to further a personal interest not shared with other shareholders at large. The SEC has stated that the purpose of Rule 14a-8(i)(4) is not to "exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

The Company argues that the Proposal – which seeks to require the Company to address high ITS rates at its Facilities – somehow emanates from the Proponent's personal interest in "furthering the Proponent's personal role and visibility as an advocate in the prison industry space and the mission, purpose and agenda of the Human Rights Defense Center, Prison Legal News and Private Corrections Working Group...." Notably, the Company admits that the Proponent is an "advocate," which implies the Proponent submitted the Proposal because he is "personally committed" to the issue of prisoners' rights.

The Company also claims that "it is clear that the Proponent has a personal interest in the Proposal not shared by other shareholders." However, other than noting that the Proponent works for various non-profit organizations (Prison Legal News, Human Rights Defense Center and the Private Corrections Institute[21]), which have opposed prison privatization in general, it is not at all clear what *personal interest* the Company believes the Proponent has in the Proposal – which relates to ITS rates, *not* prison privatization. It should be noted that the Proposal was submitted by the Proponent as a shareholder in the Company, not by or on behalf of Prison Legal News, the Human

[21] The Company erroneously states that the Proponent is affiliated with the Private Corrections Working Group ("PCWG"). The Proponent has no affiliation with PCWG, which is a separate entity, incorporated separately as a 501(c)(4) organization, that is distinct from the Private Corrections Institute.

Rights Defense Center or the Private Corrections Institute, which are not shareholders.

The Proposal relates to reducing the cost of ITS rates at the Company's Facilities. The Proponent is not incarcerated at one of the Company's Facilities and does not make or receive calls from the Company's Facilities; thus, the Proponent has no personal grievance or personal interest, monetary or otherwise, that would be furthered through the Proposal.

The Company states that it "*believes* that the Proponent is using Rule 14a-8 to advance his personal interest in seeking to modify the Company's ITS contracts and arrangements which the Proponent *likely believes* would be useful in furthering the Proponent's personal role and visibility as an advocate in the prison industry space . . . and would be useful in attempting to further harm the Company, its competitors and the private prison industry." (emphasis added).

The Company gives the Proponent too much credit. Notably, the Company does not explain how the subject matter of the proposal – reducing ITS rates at the Company's Facilities, which would facilitate greater communication between prisoners and their families – would "harm the Company, its competitors and the private prison industry." Nor does the Company explain how the Proposal, related to ITS rates – which are not exclusive to private prisons but constitute a significant social policy issue at public correctional facilities as well – would somehow further "the Proponent's personal role and visibility as an advocate in the private industry space."

The Company cites no support for its position that a proposal may be properly excluded simply because a proponent is critical of a company and its industry. In fact, this case is extremely similar to *Pepsico, Inc.* (March 2, 2009), where the company sought to omit a shareholder proposal requesting that the company disclose the recipients of its charitable contributions under Rule 14a-8(i)(4). The company argued that the proponent's advocacy on behalf of anti-homosexuality interests exhibited the proponent's true intent with respect to the facially-neutral shareholder proposal: to stop the company from making contributions to homosexual-friendly groups. The Staff rejected this argument and refused to permit the company to exclude the shareholder proposal under Rule 14a-8(i)(4). The Proponent's activism – which clearly demonstrates a personal commitment to the cause of prisoner rights – should for similar reasons to *Pepsico, Inc.* not be found by the Staff to be grounds for the Company to exclude the Proposal from its Proxy Materials.

While the Company focuses on the Proponent's connection with organizations that oppose prison privatization, it ignores the fact that the Proponent is also personally committed to the issue of reducing ITS rates – which is the subject matter of the Proposal. The Proponent testified by invitation at an FCC workshop on prison phone issues held at the agency's headquarters in Washington, DC in July 2013.[22] Since 2007, he has authored most of the comments filed on the FCC's docket related to ITS rates on behalf of Prison Legal News and the Human Rights Defense Center.[23] He has been repeatedly quoted in news articles about ITS-related issues.[24] He presented on ITS rates as part of a panel discussion at the National Conference for Media Reform in April 2013.[25] Most recently, he co-authored an 11,000-word cover story on the ITS industry, published in December 2013,[26] and is currently coordinating efforts to reduce ITS rates in Tennessee's state prison system.[27] This is ample evidence that the Proponent is personally committed to the issue of reducing excessively high ITS rates, which, again, is the subject of the Proposal – not "harm[ing] the Company, its competitors and the private prison industry."

IV. The Proposal is Significantly Related to the Company's Business.

Under Rule 14a-8(i)(5), a company may exclude a shareholder proposal if it relates to operations which account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net income and gross revenues for its most recent fiscal year, and is not otherwise significantly related to the company's business.

The Staff has long espoused the view that where a proposal has ethical or social significance it may not be excluded under Rule 14a-8(i)(5), notwithstanding its minimal economic relevance to the company.

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[22] http://www.fcc.gov/events/workshop-reforming-inmate-calling-services-rates

[23] http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20letters%20to%20fcc%20combined.pdf

[24] See, e.g., https://www.prisonlegalnews.org/596_displayNews.aspx;
https://www.prisonlegalnews.org/632_displayNews.aspx;
https://www.prisonlegalnews.org/597_displayNews.aspx;
https://www.prisonlegalnews.org/590_displayNews.aspx;
https://www.prisonlegalnews.org/581_displayNews.aspx

[25] http://conference.freepress.net/session/call-me-come-back-home-fighting-cost-prison-calls-part-1

[26] https://www.prisonlegalnews.org/includes/_public/_issues/pln_2013/12pln13.pdf

[27] https://www.prisonlegalnews.org/634_displayNews.aspx

In *Lovenheim v. Iroquois Brands,*[28] where a shareholder proposal related to a company's alleged animal cruelty, the court grappled with this exact scenario – and analyzed how the economic test of the rule should be viewed in the context of shareholder proposals that involve ethical or social concerns. The court examined the legislative history of the rule and noted that prior to 1983, the language of the rule simply excluded proposals that were not "significantly related to the issuer's business" but did not contain any objective economic test in the language of the rule. Although the SEC did exclude several proposals that related to less than 1% of a company's business, the SEC expressly stated that "it did not believe that [the rule] should be hinged solely on the economic relativity of a proposal."[29] Rather, the SEC had required inclusion of proposals even if the related business comprised less than one percent of the company's revenues, profits or assets "where the proposal has raised policy questions important enough to be considered 'significantly related' to the company's business."[30] The court explained that the SEC established the five percent economic test to lend some objectivity to the rule, but the court concluded that "it seems clear based on the history of the rule that the meaning of 'significantly related' is not limited to economic significance."[31] Thus, although the SEC incorporated an economic test into the rule, the SEC did not intend to exclude proposals that are "otherwise significantly related" to the company's business.

This is demonstrated by several of the SEC's rulings after the revisions to then-Rule 14a-8(c)(5), and following the ruling in *Lovenheim v. Iroquois Brands. See e.g., Unocal Corp.* (avail. March 6, 1996) (finding that a company cannot omit a shareholder proposal under former paragraph (c)(5) requesting that it prepare a report on its activities in Canada and their implications upon indigenous societies), and *Exxon Corp.* (avail. Jan. 30, 1995) (also holding that company cannot omit a proposal under former paragraph (c)(5)).

In making its argument to exclude the Proposal under Rule 14a-8(i)(5), the Company only looks at the economic test but does not consider the other part of the question — which is whether the subject matter of the proposal is otherwise significantly related to the Company's business. Rule 14a-8(i)(5) also requires that the Proposal not be "otherwise significantly related to the Company's business" in addition to the requirements related to assets, income and revenue. As discussed above, the Company has made no attempt to address this aspect of Rule 14a-8(i)(5).

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[28] 618 F. Supp. 554 (D. D.C. 1985).
[29] 618 F. Supp 554, 559 (quoting Securities Exchange Act Release No. 12,999, 41 Fed. Reg 52,994, 52,997 (1976)).
[30] *Id.*
[31] *Id.* at 560 (internal quotations omitted).

To begin with, even if the provision of phone services to inmates does not amount to a significant economic portion of the Company's business, the service is one that is critical to the Company's business because the Company's contracts to operate correctional facilities include provisions which require the Company to provide phone services.[32] The Company is therefore required to provide phone services as part of its obligation to operate a correctional facility, and if the Company failed to provide phone services as contractually required, it would not be able to operate correctional and detention facilities.

But more importantly, as set forth in the section related to Rule 14a-8(i)(7), *supra*, the issue of excessively high ITS rates is a significant social policy issue that has resulted in a national campaign to lower ITS rates (at all correctional and detention facilities, not just those operated by the Company); an unprecedented order entered by the FCC in September 2013 to reduce interstate ITS rates nationwide; extensive news media coverage; and advocacy involving tens of thousands of citizens. Further, the social significance of ITS rates is a significant issue for the Company because of the reputational impact that these services have on the Company. Under the rationale set forth by the court in *Lovenheim v. Iroquois Brands*, the social and ethical issues raised by the Proposal may not be ignored when considering the application of Rule 14a-8(i)(5).

In line with *Lovenheim v. Iroquois Brands*, the SEC has repeatedly denied no-action requests under Rule 14a-8(i)(5) even when the subjects of the proposals were determined to fall below the economic threshold, because the SEC found that the proposal at issue "otherwise significantly related" to the Company's operations. *See, e.g.*, *Arch Coal, Inc.* (avail. January 31, 2013) (even though the proposal failed the economic test, it related to the company's mountaintop removal operations which could lead to environmental and public health concerns); *Devon Energy Corporation* (avail. March 27, 2012) (no-action request denied where proposal raised significant social policy issue of hydraulic fracturing which could have reputational impact on the company); *The Gap, Inc.* (avail. March 14, 2012) (proposal addressed issues of human rights violations in Sri Lanka).

[32] For example, a prior contract between the Company and the California Department of Corrections and Rehabilitation states, "Access to telephone service *shall be provided* to CDCR Offenders in accordance" with California state law (emphasis added). (See Exhibit A, excerpt). Additionally, the Company's contract to operate the Lawton Correctional Facility in Oklahoma states that "the Contractor *shall provide* telecommunication access to offenders." (emphasis added). (See Exhibit B, excerpt). The full contracts can be provided upon request.

The Proposal may not be excluded under Rule 14a-8(i)(5) in light of the clear intent of the rule and the Staff's long-standing precedent of refusing to exclude Proposals that can be shown to be "otherwise significantly related" to the company's business even if the economic thresholds of the rule are not met.

V. The Company has the Power and Authority to Implement the Proposal.

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded where the company lacks the power or authority to implement the proposal. The Company claims that implementation of the Proposal, should it receive a majority of votes by shareholders, would cause it to breach existing ITS contracts to which the Company is a party.

Specifically, the Company states: "Short of terminating the ITS contracts and negotiating new replacement ITS contracts with the same or different third-party ITS vendors or negotiating amendments to its existing ITS contracts with its existing third party ITS vendors, the Company would lack the power or authority under its existing contracts to implement paragraph (3) of 'The Proposal' section."

The Company thus acknowledges in its no-action letter that it does, in fact, have the power or authority to implement the Proposal, and sets forth the ways in which it may do so: it may seek to terminate its ITS contracts and negotiate new replacement ITS contracts; or it may negotiate amendments to its existing ITS contracts. Notably, these actions are within the Company's power and authority, as the Company itself indicates, and would not cause it to breach existing contracts. Seeking to terminate or amend a contract, or negotiating a replacement contract, does not equate to "breaching" an existing contract.

Proposals that would result in the company breaching existing contractual obligations may be excluded under Rule 14a-8(i)(6) because implementing the proposal would not be within the power or authority of the company to implement. However, the Staff has stated that if a company asserts this basis for exclusion, "it expedites the Staff's review and often assists the company in meeting its burden of demonstrating that it may exclude the proposal when the company provides a copy of the relevant contract, cites specific provisions of the contract that would be violated, and explains how implementation of the proposal would cause the company to breach its obligations under that contract." *See* Staff Legal Bulletin No. 14B, Sept. 15, 2004.

The Company failed to provide copies of its ITS contracts with its No-Action Request for review by the Staff, with good reason – such contracts contain provisions which clearly indicate that the Company does, in fact, have the power and authority to implement the terms of the Proposal.

For example, pursuant to a 2013 public records request, the Company produced phone contracts for two of its Facilities – Blackwater and Southbay.[33] These contracts clearly show that the Company may terminate and/or amend or modify the contracts. The Company's phone contract for Blackwater states, "[t]he Agreement between GEO and GTL [phone service provider] may be terminated by GEO upon sixty (60) days written notice from GEO to GTL without penalty." (*See* Exhibit C, page 8, section 10.2). Similarly, Company's phone contract for Southbay states, "GEO shall have the right to terminate this Agreement, or any individual facility under this Agreement, for any reason or no reason at any time upon the giving of at least ninety (90) days prior written notice to the other party." (*See* Exhibit D, Section 1(a)). The contract also specifies that it may be amended or modified upon written agreement of the parties. (*See* Exhibit D, Section 11). Thus, under the terms of these contracts, the Company clearly has the power and authority to terminate its existing ITS contracts and then rebid the contracts pursuant to the terms of the Proposal, and/or to modify or amend the contracts through negotiation with its phone service provider.

Granted, the Company may not *want* to terminate, rebid, renegotiate or amend its existing prison phone contracts to ensure they are in compliance with the terms of the Proposal, but that is immaterial for purposes of Rule 14a-8(i)(6) – which only relates to whether the Company has the *power or authority* to implement the Proposal. The Staff has repeatedly held that where the company does have the power to implement the proposal, it may not be excluded under Rule 14a-8(i)(6). *See, e.g., Franklin Resources, Inc.* (avail. Dec. 30, 2013) (proposal requesting the board to institute procedures to prevent investment in companies that contribute to genocide could not be excluded under 14a-8(i)(6)); *Celgene Corporation* (March 25, 2013) (Staff did not exclude proposal requesting executive pay committee to adopt policies prohibiting the company from entering into certain transactions and imposing other requirements on executives); *NextEra Energy, Inc.* (avail. Feb. 22, 2013) (Staff did not exclude proposal under 14a-8(i)(6) that requested board to implement a policy to better manage the dangers that might arise from an accident of stored spent nuclear fuel); *Microwave Filter Company, Inc.* (avail. Feb 22, 2013) (Staff did not exclude proposal under 14a-8(i)(6) that requested company to amend its bylaws to provide a proxy access procedure).

Additionally, we note that the Proposal only provides "That within 90 days after the 2014 annual shareholder meeting, the Company shall evaluate its existing ITS contracts for compliance with above provisions (1) and (2), and to the extent any such ITS

[33] See Exhibits C and D, respectively (excerpts only; the full contracts can be provided upon request).

contracts are not in compliance, the Company shall implement above provisions (1) and (2) for all such contracts within 90 days after said 90-day evaluation period." The Proposal does not specify or mandate *how* the Company shall implement the Proposal's provisions – the Company may do so by any lawful means, including renegotiating, terminating, rebidding and/or amending its existing ITS contracts. As noted above, the Company has the power and authority to take such actions according to the terms of its existing ITS contracts.

Further, the Company claims that it "does not have the power to unilaterally impose lower or different connection fees or surcharges, per-minute rates or account-related fees under its ITS contracts if it were to undergo the Proposal's contract analysis and find ... that the greatest consideration was not given to the lowest ITS connection fees or surcharges, per-minute rates and account-related fees."

The Company misstates the Proposal's language. The Proposal states, in pertinent part, "That when the Company contracts with ITS providers, the Company shall give the greatest consideration to the overall lowest ITS phone charges among the factors it considers when evaluating and entering into ITS contracts. When evaluating ITS phone charges, the Company shall give the greatest consideration to the overall lowest ITS connection fees or surcharges, per-minute rates and account-related fees."

By its plain language, the Proposal does not require the Company to "unilaterally impose lower or different" fees, surcharges or rates, only that it "give the greatest consideration to the overall lowest ITS phone charges when contracting with ITS providers." If the Company finds through its contract analysis that the greatest consideration was not given to the overall lowest phone charges, then the Company has the options of terminating, rebidding, renegotiating and/or amending any such ITS contracts that are not in compliance with the Proposal, all of which are within the Company's power or authority as set forth above, indicating that the Company can substantially comply with the Proposal.

The Company states that some of its ITS contracts "specifically provide for the percentage of commissions to be paid to the Company so the Company would not be complying with the contractual terms if it were to refuse to accept payment of the ITS commissions." Yet again, this does not preclude the Company from terminating, rebidding, renegotiating or amending its existing ITS contracts to implement the terms of the Proposal relative to Commissions, all of which are within the Company's power and authority as set forth above.

Finally, although there is no reason the Company should not be able to implement the terms of the Proposal, we note that the Staff has previously advised that Rule 14a-8(i)(6) is an instance where, rather than rejecting the proposal entirely, a proponent should be permitted to revise the proposal so that it would be possible for a company to implement its directives. The SEC has stated that "[i]f implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations." *See* Staff Legal Bulletin No. 14, July 13, 2001. Indeed, in *AT&T Inc.* (avail. Feb. 21, 2013), which involved a proposal which, if implemented, would cause the company to be in breach of its existing contracts with executives, the Staff responded to the no-action request by advising that if the proponent were to revise the proposal to apply only to future contracts, then the proposal would not be excludable on the grounds that it could not be implemented.

Given that the Company would fully be able to implement the Proposal as currently presented (and in any event, the Proponent would be willing to revise the Proposal if necessary), there is no reason the Proposal should be excluded under Rule 14a-8(i)(6).

VI. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible arguments the Proponent may have, we respectfully submit that the Company has failed to meet its burden of persuasion under Rules 14a-8(i)(4), (i)(5), (i)(6) and (i)(7), and thus the Staff should not concur that the Company may omit the Proponent's Proposal from its Proxy Materials.

If the Staff disagrees with our analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to speak with the Staff by telephone prior to the issuance of a written response. Please do not hesitate to contact me at (212) 806-5883 or by e-mail at: jburke@stroock.com or Jeffrey Lowenthal in this office at (212) 806-5509 or by e-mail at: jlowenthal@stroock.com if we can be of any further assistance in this matter.

Very truly yours,

Jonathan M. Burke

Enclosures

cc: Esther L. Moreno, Esq.
Akerman LLP
One Southeast Third Avenue
25th Floor
Miami, FL 33131

Mr. Alex Friedmann

FISMA & OMB Memorandum M-07-16

Exhibit A
[Attached.]

OFFENDER RELOCATION/HOUSING

AGREEMENT BETWEEN
STATE OF CALIFORNIA DEPARTMENT OF CORRECTIONS AND REHABILITATION
AND
THE GEO GROUP, INC.

This Contract is entered into effective the 2nd day of November, 2010, between the State of **California Department of Corrections and Rehabilitation** (hereinafter "STATE" or "CDCR") and The GEO Group, Inc., One Park Place, Suite 700, 621 Northwest 53rd Street, Boca Raton, FL 33487 (hereinafter "**Contractor**").

WHEREAS, the STATE requires correctional bed space and services for STATE offenders due to continuing in-state crowding issues and has the lawful authority to enter into this Contract;

WHEREAS, the Contractor has a correctional facility in the state of Michigan deemed suitable by CDCR for the housing and care of CDCR offenders (the "Facility") and has the lawful authority to enter into this Contract and perform or have performed the required services as set forth herein;

THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereby agree as follow:

Article I.

DEFINITIONS

Additional Services – means those additional operational and management services required to be furnished by the Contractor because of changes in ACA Standards, state or federal laws, government regulations, or judicial decisions that cause an increase in the cost of operating and managing the Facility.

CCR, Title 15 – means the California Code of Regulations, Title 15, "Crime Prevention and Corrections".

CDCR Contract Monitor – The designated representative of the CDCR or his/her designee/delegate serving as liaison between CDCR and the Contractor and who monitors the Contractor's performance under this Agreement. This shall also apply to any monitor on behalf of the federally appointed receiver's office in the federal case of *Plata v. Schwarzenegger* monitoring health care.

COCF – means the California Out of State Correctional Facility Program.

Coleman – refers to the Federal Court case of *Coleman v. Schwarzenegger*, pertaining to care of mentally ill offenders through the mental health services delivery system.

Commencement of Services Date – means the date the first CDCR inmate is housed at the Facility, which is scheduled to be May 1, 2011 under the terms of the Facility Activation Schedule.

standards; and (c) ensure that inmate barbers and services are provided to serve an ethnically diverse inmate population.

The Contractor shall provide a designated barber area, centrally located within the Facility and adjacent to the inmate population, which is readily accessible to all offenders for the personal maintenance of hair grooming standards in accordance with CDCR requirements. The Contractor may also provide multiple designated inmate barber areas equitably located within various areas of the Facility to achieve the same purpose within the framework of safety and security. In either case, the barber area(s) shall be centrally located and of sufficient size and dimensions to adequately service the entire inmate population. Clear lines of sight shall be provided from designated staff/posts. The Contractor shall ensure that CDCR principles of proper tool control is incorporated and adhered to by offenders and staff alike. At a minimum, the barber area shall be equipped with a sink, power outlets and a chair.

Section 4.10 **Inmate Advisory Committee.**

The Contractor agrees that the Facility Warden will establish an Inmate Advisory Committee consistent with CDCR regulations. Copies of the meeting minutes will be provided to the Contract Monitor or designee on a monthly basis.

Section 4.11 **Telephone.**

Access to telephone service shall be provided to CDCR Offenders in accordance with CCR Title 15 (§ 3018, 3044, 3045). Neither Contractor, nor any other party, shall profit from inmate telephone service systems; however, should CDCR require Contractor to provide video visiting, Contractor and CDCR shall come to a mutual agreement regarding an increase in charges for the inmate telephone system to offset the cost of providing video visiting.

Section 4.12 **Clothing.**

The Contractor will be responsible for laundry, repair, and replacement of offender clothing during the CDCR Offender's incarceration at the Facility to ensure clean clothes and bedding on a weekly basis. Upon admission, a minimum of three (3) sets of clean Facility uniforms shall be issued to the inmate and other clothing and linen items as detailed within CCR Title 15. Contractor shall provide laundry services to the offender at no charge to the offender in accordance with established CDCR policies.

Section 4.13 **Meals.**

The CONTRACTOR will provide all CDCR Offenders with nutritional meals consistent with established CDCR policies. Food service will meet established governmental and safety codes, while adhering to American Dietetic Association, National Academy of Sciences, and ACA standards, and local, state and federal requirements. The CONTRACTOR's facility will have a four-week, five-week, or six-week cycle menu. Therapeutic/special diets shall be provided as prescribed by appropriate clinicians. Religious diets will be provided for inmates whose religious beliefs requires adherence to religious dietary law. Religious diets shall be approved by the recognized facility religious authority. CONTRACTOR shall provide meat that has been certified as Halal as a religious meat alternative (RMA) at the dinner meal. CONTRACTOR shall procure RMA meat from a vendor(s) capable of providing meat that has been certified as Halal. A Registered

Exhibit B

[Attached.]

CORRECTIONAL SERVICES CONTRACT

BETWEEN

GEO Group, Inc.

Lawton Correctional Facility

Lawton, Oklahoma

and the

STATE OF OKLAHOMA

DEPARTMENT OF CORRECTIONS

July 1, 2008 through June 30, 2013

Section 4.5 **Meeting Areas.** The Contractor will provide adequate facilities for meetings and hearings with Department authorities, including the Pardon and Parole Board, and legal representatives of prisoners. At the request and sole expense of the State, the Contractor shall provide telephonic or video access, as specified by the State for such hearings before the parole authority of the State.

Section 4.6 **Non-Smoking Areas.** The Contractor shall comply with the Department OP-150601 "Tobacco Regulations".

ARTICLE 5
FACILITY OPERATIONS AND SERVICES

Section 5.1 **Operation.** The Contractor shall operate the Facility in accordance with this Contract and the Operating Standards. Any change in the normal operations plan shall be submitted and approved by the Department before implementing.

Section 5.2 **American Correctional Association Accreditation.** The Contractor shall maintain ACA accreditation of the Facility for the term of this Contract.

Section 5.3 **Safety and Emergency Procedures.** The Contractor will develop procedures, including housing of the offenders for beds lost, to provide for emergencies such as labor disputes, riots, fire, and natural disasters. Copies of the Contractor procedures will be provided to the Department.

Section 5.4 **Sanitation/Hygiene/Accommodations.** The Contractor will implement policies and procedures in conformity with the Operating Standards to ensure that the Contractor meets applicable sanitation, hygiene and health standards.

Section 5.5 **Telecommunications.** The Contractor shall provide telecommunication access to offenders. However, in no event shall offenders or the recipients of their call be required to pay more than offenders assigned to Department operated facilities.

Exhibit C
[Attached.]

THE GEO GROUP, INC.
Inmate Telephone Service Agreement

Blackwater River Correctional Facility

Global Tel* Link, with its principal place of business located at 2609 Cameron Street, Mobile, Alabama, 36607("GTL"), and The GEO Group, Inc., a Florida Corporation with its principal place of business at 621 NW 53rd Street, Suite 700, Boca Raton, FL 33487 ("GEO") hereby agree to execute this Inmate Telephone Service Agreement ("Agreement"), effective October 4, 2010 ("Effective Date").

1. **AGREEMENT**

1.1 GEO grants GTL the exclusive right and privilege to install and operate inmate telephones and related telephone equipment at GEO's Blackwater River Correctional Facility ("Facility") located at 5914 Jeff Ates Road, Milton, FL 32583. GTL will, at no cost to GEO, provide inmate telephones and the related hardware and software specifically identified herein, to enable inmates at the Facility to make collect, debit, and/or pre-paid local and long distance calls and debit and/or pre-paid international calls from the Facility pursuant to the terms set forth herein.

2. **TERM**

2.1 This Agreement will commence on the Effective Date and will expire on October 3, 2013 ("Initial Term"). The Agreement will not bind GEO for any contractual commitment in excess of the Initial Term. However, GEO will have the right to request that the Agreement be renewed for two (2) additional two (2) year periods, with thirty (30) days written notice to GTL prior to the expiration of the Initial Term or additional renewal terms of the Agreement. In the event GEO exercises such right and GTL agrees to such renewal, all terms and conditions, requirements and specifications of the Agreement including prices, will remain the same and apply during renewal term(s). In the event that GTL does not agree to such renewal, GTL will provide written notice to GEO at least six (6) months prior to the date GTL would like to remove the equipment ("Notification Period"). The Agreement will remain in full force and effect during the six (6) month Notification Period. This Agreement will not automatically renew.

2.2 If GEO no longer maintains a contract for the Facility or if the contract between GEO and GEO's Client terminates or if GEO is not responsible for the provision of inmate telephone services, then either party may terminate the contract by providing the other with the lesser of ninety (90) days written notice or in GEO's case the notice given to GEO by its Client, as applicable. In such an instance, neither party will be subject to any penalties or fines for termination of the contract.

3. **SURETY BOND**

3.1 GTL must furnish a Surety Bond in the form of a bond issued by a Surety Company authorized to do business in the State of Florida, a Cashier's Check, or Irrevocable Letter of Credit payable to GEO within ten (10) calendar days upon Agreement execution. The Surety Bond must be made payable to GEO in the amount of Forty Thousand Dollars ($40,000.00) and will be retained during the full period of the Agreement and/or renewal terms. No personal or company checks are acceptable. The any applicable law, regulation, or guideline that may govern or control telephone call recordation or monitoring by GEO and/or Facility, or compliance therewith. GEO and/or Facility have their own legal counsel to advise them concerning any and all such applicable law, regulation, or guideline, and compliance therewith. GTL disclaims any responsibility to provide, and in fact has not provided, GEO and/or Facility with any legal advice concerning such applicable law, regulation, or guideline, or compliance therewith. GEO, on behalf of itself and its client Facility, agrees to indemnify, defend, and hold GTL harmless from any liability, claims, suits, proceedings, damages, costs, and expenses (including attorney's fees) relating to any claims made against GTL by any person arising out of failure of GEO and/or Facility to comply with such applicable law, regulation or guideline.

9.2 GEO agrees to provide GTL with reasonable and timely notice on any claim, demand or cause of action made or brought against GEO arising out of or related to the services rendered by GTL. GTL will have the right to defend any such claim at its sole cost and expense and with its exclusive discretion. GEO agrees not to compromise or settle any claim or cause without the prior written consent of GTL.

9.3 In the event any infringement claim is made or threatened against GEO, or injunctive relief is granted to a Claimant, GTL will (i) obtain the right for GEO to continue use of the services; (ii) substitute other services of like capability, or (iii) replace or modify the services to render them non-infringing while retaining like capability. In the event GTL is unable to perform any of the above, GEO may terminate the Agreement upon sixty (60) days written notice to GTL. The remedies provided in this subsection are GEO's sole remedies for GTL's failure to perform any obligation in this subsection.

9.4 These indemnities and remedies will survive the expiration or other termination of the Agreement.

9.5 GTL will not be responsible for any injury or damage occurring as a result of any negligent act or omission committed by GEO, including its Agents, employees, and assigns.

10. TERMINATION/DEFAULT

10.1 In the event that GTL will fail to perform, keep and observe any of the terms, covenants and conditions of the Agreement, GEO will give GTL written notice of such default and in the event said default is not remedied by GTL to the satisfaction and approval of GEO within thirty (30) calendar days of receipt of such notice GEO, in its sole discretion, may terminate this Agreement.

10.2 The Agreement between GEO and GTL may be terminated by GEO upon sixty (60) days written notice from GEO to GTL without penalty.

10.3 **GTL is responsible for performing remote diagnostics, monitoring and maintenance on the inmate phone system. In the event that GEO experiences a service or equipment outage, GTL will use its best efforts to repair any such outage or otherwise restore service within twenty (20) days after it receives notice of or detects a service or equipment outage. If, despite GTL's best efforts, GTL is unable to make the necessary repairs and/or restore service within this ten (10) day period and the service or equipment outage causes a material security risk or substantial operational problem, GEO may immediately terminate this Agreement upon providing written notice of termination to GTL. The Transition period referred to**

Exhibit D
[Attached.]

INMATE TELEPHONE SERVICES AGREEMENT

This Inmate Telephone Services Agreement ("Agreement") is made by and between Inmate Calling Solutions, LLC, d/b/a ICSolutions ("ICS"), having its principal place of business at 2200 Danbury Street, San Antonio, TX 78217, and **The GEO Group, Inc.** ("GEO") having its principal place of business at 621 NW 53rd Street, Suite 700, Boca Raton, FL 33487. This Agreement applies to the **South Bay Correctional Institution** (the "Facility").

1. **Term of Contract.** This Agreement is effective as of September 10, 2012 (the "Effective Date") and shall remain in full force and effect for an initial period of two (2) years. Thereafter, this Agreement may be renewed by GEO for up to two (2) successive periods of two (2) years by providing written notice to ICS at least sixty (60) days prior to such renewal. In the event GEO does not renew for such successive terms, then this Agreement shall automatically renew on a month-to-month basis until terminated by either party with sixty (60) days' written notice. The initial period and any renewal period may each be referred to herein as "Term".

   a. **Termination for Convenience.** GEO shall have the right to terminate this Agreement, or any individual facility under this Agreement, for any reason or no reason at any time upon the giving of at least ninety (90) days prior written notice to the other party. In the event GEO exercises such right to terminate at will, then GEO shall reimburse ICS for the unamortized portion, based on a two-year expected term, of: a) $105,000 for installation costs applicable to cell phone detection technology; and b) the amount, if any, applicable to the installation of an administrative phone system described below. Neither party shall otherwise be subject to any penalties or fines for termination under this provision.

2. **Equipment.** The term "Equipment" is defined herein as telephone sets, wiring, computer systems, and software, all as more fully described on Exhibit B, attached hereto. This Agreement applies to the provision of Equipment by ICS within space provided by GEO at the Facility for the locations listed on Exhibit A, attached hereto. All Equipment shall be installed by properly trained personnel and in a good, workmanlike manner. ICS will install, operate and maintain Equipment at no charge to GEO. Any Equipment of ICS installed upon the premises owned, leased or otherwise under the supervision of the Facility, shall remain in all respects the property of ICS. ICS reserves the right to remove or relocate Equipment, which is subjected to recurring vandalism or insufficient usage. ICS shall not exercise such right of removal or relocation unreasonably and, in any case with at least thirty (30) days prior notice to GEO. Upon removal of Equipment by ICS, ICS shall restore the premise to its original condition, ordinary wear and tear excepted. Upon termination of this Agreement, GEO shall immediately cease all use of any Equipment provided hereunder and shall provide reasonable access at the Facility for ICS to recover same.

   It is expressly understood, ICS shall be responsible for any cost to maintain, replace or repair all wiring associated with all equipment furnished by ICS including but not limited to cell phone detection equipment referred to in paragraph 7.

   ICS agrees to maintain the administrative phone system during the term of this Agreement. In the event GEO's client contract is extended, ICS agrees to reimburse, purchase, or install a new administrative phone system at the facility. The cost to ICS for such phone system shall not exceed $85,000. Upon complete installation of the administrative phone system, GEO will extend the initial term of the Agreement to coincide with GEO's client contract extension.

3. **Alteration and Attachments.** GEO shall ensure that no party makes alterations or places any attachments to Equipment and that Equipment shall not be moved, removed, rendered inoperable or unusable, or made inaccessible to inmates or users without the express written consent of ICS.

4. **Training and Site Administrator.** ICS shall provide one full day of on-site training plus up to two hours of internet-based training at no cost to GEO. Additional training may be provided upon GEO's request based on availability and quotation from ICS Upon execution of this Agreement, ICS will provide the Facility with a full-time, fully trained, on-site administrator at no cost to GEO. ICS must attain GEO's approval of the selection of the Site Administrator and ICS will not hire individuals currently or previously employed by GEO for the site administrator position unless prior approval is given by GEO. ICS shall request approval from the Warden of the facility, the Facility Business Manager, and the Eastern Regional Director of IS as to the selection of the ICS site administrator. GEO shall cause the foregoing approvals to not be unreasonably withheld or delayed.

Additionally, if the on-site administrator position is vacated and not filled by ICS within 15 days, ICS may be fined, at GEO's sole discretion, $1,500.00 for every 15 day period thereafter the position remains vacant. The duties and responsibilities of the on-site administrator will include, but not be limited to:

A. Maintain all databases associated with the ITS.

B. Enter all PINs, PANs, blocked numbers, free numbers and any other new inmate calling information in the ITS.

C. Receive and resolve inmate comments, grievances, and questions.

D. Receive and resolve all administrative comments and questions, to include the unblocking of specified telephone numbers.

E. On a monthly basis proactively provide preventative maintenance by reviewing the functionality of the ITS by performing a walk-through of the Facility, checking every phone to make sure the phones are operating properly.

F. Upon GEO's request, provide necessary documentation and assistance for investigations.

G. Upon GEO's request, provide monthly activity and/or maintenance reports for collect, debit and/or pre-paid usage.

H. Report showing all ITS activity for service tickets, requests, etc. to be provided weekly to GEO and/or its Designated Agent.

I. Other job duties within the scope of this Agreement as assigned.

5. **Call Rates.** ICS shall provide calling services to End-Users, on both a pre-paid and post-billed basis, at the rates and charges set forth on Exhibit C, attached hereto. Rates and charges shall not be modified without prior written approval from GEO, GEO shall not unreasonable withhold such approval if such rate changes are required to meet state or federal regulatory requirements. ICS shall give GEO 60 days written notice of any such requests.

6. **Commissions.** ICS will pay GEO the commission amounts set forth on Exhibit D, attached hereto (collectively the "Commissions"), in consideration of GEO granting ICS exclusive rights for the installation and operation of Equipment servicing the Facility. No Commissions shall be paid to GEO on amounts relating to taxes, regulatory surcharges such as universal service fund, or other fees and charges not included within the call charges.

ICS will pay Commissions to GEO on a monthly basis. ICS will make commission payments by the 15th day of the following month in which commissions are due. If ICS fails to pay commissions in a timely manner, GEO may access a penalty of 1% per month. Such Commissions shall be sent to the address designated by GEO or wired to an account designated in writing by GEO for such purpose.

GEO agrees that all Commissions are subject to change based on changes that may be required by any policy, regulation or tariff of a state or federal regulatory body having jurisdiction over the public communications contemplated herein.

7. **Cell Phone Detection.** ICS shall provide, at no cost to GEO or the Facility, cell phone control technology as more fully described in the proposal attached hereto as Exhibit E.

8. **GEO shall:**

   a. Advise ICS if the Facility location has been or may be closed.

   b. Throughout the term of this Agreement, including any renewal terms, use ICS as its exclusive provider for all matters relating to inmate telephone services at the Facility.

   c. Reasonably protect the Equipment against willful abuse and promptly report any damage, service failure or hazardous conditions to ICS.

   d. Provide necessary power and power source, at no cost to ICS, and an operating environment with reasonable cooling consistent with general office use.

   e. Provide suitable space and accessibility for inmates' use of telephone services.

   f. Permit ICS to display reasonable signs furnished by ICS and not affix or allow to be affixed any other signs, equipment or information to the Equipment.

   g. Permit reasonable access by ICS to the Facility as reasonably necessary for ICS to install, support and maintain the Equipment.

   h. Comply with all federal, state and local statutes, rules, regulations, ordinances or codes governing or applicable to the telephone services offered by ICS.

9. **Law and Venue.** The domestic law of the State of Florida shall govern the construction, interpretation and performance of this Agreement and all transactions hereunder. All disputes hereunder shall be resolved exclusively in state or federal jurisdictions located in Palm Beach County of Florida.

10. **Notices.** Any notice or demand required hereunder shall be given or made by mail, postage prepaid, addressed to the respective party at the address first set forth above unless otherwise communicated in writing.

11. **Entire Agreement.** This Agreement constitutes the entire Agreement between the parties and may not be modified or amended other than by a written instrument executed by both parties. Any orders placed by GEO hereunder shall be incorporated herein by mutual consent of the parties and shall supplement but not supersede the provisions of this Agreement. This Agreement supersedes any prior written or oral understanding between the parties.

12. **Risk of Loss.** ICS shall relieve GEO of all risk of loss or damage to Equipment during the periods of transportation and installation of the Equipment. However, GEO shall be responsible for any loss or

Akerman

December 31, 2013

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The GEO Group, Inc.
Shareholder Proposal Submitted by Alex Friedmann

Ladies and Gentlemen:

We submit this letter and the enclosed materials on behalf of The GEO Group, Inc., a Florida corporation (the "Company," "we," "us" and "our"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Alex Friedmann (the "Proponent") may be properly omitted from the Company's proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials"). The Company believes that it may properly omit the Proposal from the 2014 Proxy Materials for the reasons discussed in this letter.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter and the related materials to the Commission via e-mail to shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2014 Proxy Materials. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by electronic mail or fax only to the Company. The Company would also like to take this opportunity to remind the Proponent that if the

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Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) under the Exchange Act and SLB 14D.

THE COMPANY

The Company is a real estate investment trust ("REIT") specializing in the ownership, leasing and management of correctional, detention and re-entry facilities and the provision of community-based services and youth services in the United States, Australia, South Africa, the United Kingdom and Canada. The Company owns, leases and operates a broad range of correctional and detention facilities including maximum, medium and minimum security prisons, immigration detention centers, minimum security detention centers, and community based re-entry facilities. The Company offers counseling, education and/or treatment to inmates with alcohol and drug abuse problems at most of the domestic facilities it manages. The Company is also a provider of innovative compliance technologies, industry-leading monitoring services, and evidence-based supervision and treatment programs for community-based parolees, probationers and pretrial defendants. Additionally, the Company has an exclusive contract with the U.S. Immigration and Customs Enforcement to provide supervision and reporting services designed to improve the participation of non-detained aliens in the immigration court system. The Company develops new facilities based on contract awards, using its project development expertise and experience to design, construct and finance what it believes are state-of-the-art facilities that maximize security and efficiency. The Company also provides secure transportation services for offender and detainee populations as contracted domestically and in the United Kingdom through its joint venture, GEO Amey PECS Ltd.

As of September 30, 2013, the Company's worldwide operations included the management and/or ownership of approximately 73,000 beds at 96 correctional, detention and re-entry facilities, including idle facilities and projects under development and also included the provision of monitoring of more than 70,000 offenders in a community-based environment on behalf of approximately 900 federal, state and local correctional agencies located in all 50 states.

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company adopt and implement the following provisions related to Inmate Telephone Services ("ITS") contracts at correctional and detention facilities (the "Facilities") operated by the Company:

(1) That when the Company contracts with ITS providers, the Company shall not accept ITS commissions at its Facilities.

(2) That when the Company contracts with ITS providers, the Company shall give the greatest consideration to the overall lowest ITS phone charges among the factors it

considers when evaluating and entering into ITS contracts. When evaluating ITS phone charges, the Company shall give the greatest consideration to the overall lowest ITS connection fees or surcharges, per-minute rates and account-related fees.

(3) That within 90 days after the 2014 annual shareholders meeting, the Company shall evaluate its existing ITS contracts for compliance with the above provisions (1) and (2), and to the extent any such ITS contracts are not in compliance, the Company shall implement the above provisions (1) and (2) for all such contracts within 90 days after said 90-day evaluation period.

(4) That beginning in 2014, within 30 days after the Company's annual shareholders meeting, the Company shall report to shareholders the ITS phone rates, commission percentages and commission payments for each of its Facilities during the preceding calendar year.

A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may be properly excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(4) because the Proposal relates to a personal grievance or furthers a personal interest that is not shared by other shareholders.
- Rule 14a-8(i)(5) because the Proposal relates to operations which account for less than 5% of the Company's total assets at the end of its most recent fiscal year, and for less than 5% of its net income and gross revenues for its most recent fiscal year, and is not otherwise significantly related to the Company's business.
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement part of the Proposal.
- Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

ANALYSIS

I. The Proposal may be excluded under 14a-8(i)(4) because it is designed to result in a benefit to Mr. Friedmann and further a personal interest not shared by the Company's other shareholders at large.

The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." See Commission Release No. 34-20091 (August 16, 1983). The Proponent serves as Associate Director of the Human Rights Defense Center, a non-profit organization, Managing Editor of Prison Legal News, and President of the Private Corrections Institute (also known as the "Private Corrections Working Group"), a non-profit organization. Prison Legal News maintains a website and regularly publishes magazines, articles, books and publications that are critical of the private prison industry (www.prisonlegalnews.org). The mission of the Private Corrections Working Group as described on its website (www.privateci.org/) is "to provide information and assistance to citizens, policy makers, and journalists concerning the dangers and pitfalls of privatization of correctional institutions and services in order to reverse and stop this social injustice." The Proponent has published articles and op-eds that are critical of the Company, its competitors and the private prison industry through Prison Legal News and other venues.

Based on the Proponent's affiliations with organizations and groups whose express purpose is to disparage and undermine the private prison industry and the Company as well as its competitors, the Company believes that it is clear that the Proponent has a personal interest in the Proposal not shared by other shareholders. The Company believes that the Proponent is using Rule 14a-8 to advance his personal interest in seeking to modify the Company's ITS contracts and arrangements which the Proponent likely believes would be useful in furthering the Proponent's personal role and visibility as an advocate in the prison industry space and the mission, purpose and agenda of the Human Rights Defense Center, Prison Legal News and Private Corrections Working Group, and would be useful in attempting to further harm the Company, its competitors and the private prison industry.

II. The Proposal may be excluded under Rule 14a-8(i)(5) as not relevant to the Company's business.

Rule 14a-8(i)(5) permits the exclusion of a shareholder proposal related to operations that account for less than 5% of an issuer's: (1) total assets at the end of its most recent fiscal year; (2) net earnings (net income) for the most recent fiscal year; and (3) gross sales (gross revenues) for the most recent fiscal year; and that is not otherwise significantly related to the issuer's business. The Proposal relates to the terms of the Company's current and future ITS contracts and arrangements as well as disclosure regarding the Company's ITS contracts and arrangements. For the year ended December 31, 2012, commissions paid to the Company under its ITS contracts and booked as telephone revenue totaled $608,108, which is substantially less than 1%

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of the Company's total assets ($2.8 billion), net income ($133.9 million) and revenues ($1.5 billion) for the year ended December 31, 2012. In light of these numbers, the commissions that GEO receives from the ITS contracts are not relevant to the Company's business. Additionally, the Company's business is that of owning, leasing and managing correctional, detention and re-entry facilities and providing counseling, education and/or treatment services, as well as providing compliance technologies, monitoring services and transportation services. The Company is not a telecommunications company or carrier nor is it primarily in the business of providing telephone services. The Company needs to enter into contracts and arrangements with a variety of providers for a variety of services and items that the Company must provide to the detainees or residents of its Facilities, including clothing, food and telephone services. The Company does not set the domestic and foreign calling rates charged by the various providers of ITS. Additionally, annual disclosure to the shareholders of ITS phone rates, commission percentages and commission payments for each of the Facilities would not provide the Company's shareholders with relevant and meaningful information. Based on the above, the Company does not believe the Proposal is relevant to the Company's business or otherwise significantly related to the Company's business.

III. The Proposal may be excluded under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement part of the Proposal.

As discussed above in paragraph (3) of "The Proposal" section, the Proposal directs the Company within 90 days after the 2014 Annual Meeting of Shareholders to evaluate its existing ITS contracts for compliance with the provisions (1) and (2) discussed in "The Proposal" section, and to the extent any such ITS contracts are not in compliance, directs the Company to implement provisions (1) and (2) for all such contracts within 90 days after said 90-day evaluation period. Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal from its proxy materials if the company lacks the power or authority to implement the proposal. The Staff has consistently agreed that a proposal may be excluded pursuant to Rule 14a-8(i)(6) if the proposal as implemented would result in a breach of an existing contract or is beyond the power or authority of the Company to implement. See <u>NVR, Inc.</u> (February 17, 2009) (permitting the exclusion of a proposal that might cause NVR to breach existing compensation agreements and require NVR to impose restrictions on transferability of shares already issued); <u>The Gillette Company</u> (March 10, 2003) (permitting exclusion of a proposal that would cause the company to breach an existing compensation agreement): <u>Sensar Corporation</u> (May 14, 2001) (permitting the company to exclude a proposal that would cause the company to breach existing contractual obligations); and <u>Whitman Corporation</u> (February 15, 2000) (same).

Short of terminating the ITS contracts and negotiating new replacement ITS contracts with the same or different third-party ITS vendors or negotiating amendments to its existing ITS contracts with its existing third party ITS vendors, the Company would lack the power or authority under its existing contracts to implement paragraph (3) of "The Proposal" section. Certain of the Company's ITS contracts specifically provide for the percentage of commissions to be paid to the Company so the Company would not be complying with the contractual terms if it were to refuse to accept payment of the ITS commissions. Additionally, the Company does not have the power to unilaterally impose lower or different connection fees or surcharges, per-minute rates or account-related fees under its ITS contracts if it were to undergo the Proposal's contract analysis and find in its analysis that the greatest consideration was not given to the lowest ITS connection fees or surcharges, per-minute rates and account-related fees. For these reasons, the Company believes that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(6).

IV. The Proposal may be excluded under Rule 14a-8(i)(7) because the subject matter of the Proposal relates to the Company's ordinary business operations.

As previously discussed in a release:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.
>
> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. . . .
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. . . .

Release No. 34-40018 (May 21, 1998).

The Company is a Florida corporation. Section 607.0801 of the Florida Business Corporation Act ("FBCA") provides that "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation or in an agreement authorized under s. 607.0732." The Company's articles of incorporation do not limit the power of the Company's management to conduct its ordinary business operations under the supervision of the Board of Directors and the Company does not have in place a shareholders' agreement under Section 607.0732 of the FBCA. Under the FBCA, the only transactions requiring approval of both the Board of Directors and the Company's shareholders are mergers, share exchanges, and sales of assets other than in the regular course of business. The Proposal does not address any of these types of extraordinary transactions. Instead, the Proposal is directed at modifying/influencing the contractual terms of the Company's existing and future contracts with its ITS providers. The Proposal implicates both of the central considerations underlying the ordinary business exclusion. The subject matter of the Proposal deals with issues that are "fundamental to management's ability to run the company on a day-to-day basis." In order for the Company to run its business, it needs to enter into contracts or arrangements with numerous vendors/suppliers in order to provide a variety of services and items to the detainees or residents of the Facilities, including telephone, food, clothing, educational services, treatment services and recreational activities, etc. Decisions regarding how best to structure the Company's commercial contracts or arrangements with its suppliers/vendors relating to providing these services and items to detainees and residents of the Facilities are "ordinary" in nature and fall squarely within the discretion of the Board of Directors and management. Further, in attempting to impose on the Company the modification of existing contractual terms and the overriding factor the Company must consider when evaluating a prospective contract, the Proposal seeks to "micro-manage" the affairs of the Company. Accordingly, the Proposal relates to the Company's ordinary business operations and therefore may be excluded from the 2014 Proxy Materials.

CONCLUSION

For the reasons stated above, we respectfully request that the Staff agree that we may omit the Proposal from our 2014 Proxy Materials.

Should you have any questions or would like additional information regarding the foregoing, please do not hesitate to contact the undersigned at 305-982-5519 or esther.moreno@akerman.com.

Sincerely,

Esther L. Moreno

cc: John J. Bulfin, Esq., The GEO Group, Inc.
Pablo E. Paez, The GEO Group, Inc.
Jose Gordo, Akerman LLP
Alex Friedmann
Jeffrey Lowenthal, Esq., Stroock & Stroock & Lavan LLP

EXHIBIT A

PRISON LEGAL NEWS

Dedicated to Protecting Human Rights

www.prisonlegalnews.org
Please Reply to Tennessee Office:

afriedmann@prisonlegalnews.org
Direct Dial: 615-495-6568
5331 Mt. View Rd. #130
Antioch, TN 37013

November 26, 2013

SENT VIA EMAIL AND HAND DELIVERED

The GEO Group, Inc.
Attn: Secretary
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, FL 33487

Re: Shareholder Proposal for 2014 Proxy Statement

Dear Secretary:

As a beneficial owner of common stock of The GEO Group, Inc. ("GEO"), I am submitting the enclosed shareholder resolution for inclusion in the proxy statement for GEO's annual meeting of shareholders in 2014, in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"). I am the beneficial owner of at least $2,000 in market value of GEO common stock. I have held these securities for more than one year as of the date hereof and will continue to hold at least the requisite number of shares for a resolution through the date of the annual meeting of shareholders. I have enclosed a copy of a Proof of Ownership letter from Scottrade.

I or a representative will attend the annual meeting to move the resolution as required.

Please communicate with my counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP, should you need any further information. If GEO will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my counsel of this intention within 14 days of your receipt of this proposal. Mr. Lowenthal may be reached at Stroock & Stroock & Lavan LLP, by telephone at 212-806-5509 or by e-mail at jlowenthal@stroock.com.

Sincerely,

Alex Friedmann

Enclosures

Scottrade

MEMBER FINRA/SIPC

2817 West End Ave Ste 135
Nashville, TN 37203-1463
615-340-7740 • 1-877-349-1980

November 26, 2013

Alex Friedmann
5341 Mount View Rd Apt 130
Antioch, TN 37013

Re: Scottrade Account FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

Scottrade is a brokerage firm registered with the SEC and FINRA. Through us, Mr. Alex Friedmann Account number FISMA & OMB Memorandum has continuously held no less than 130 shares of The GEO Group, Inc. common stock (NYSE: GEO), CUSIP number 36159R103, since May 2, 2012 to the present date. We in turn hold those shares through Depository Trust Corporation (DTC) in an account under the name of Scottrade.

If you have any questions, please contact our branch office directly at 615-340-7740 or toll free at 877-349-1980.

Sincerely,

Ed Ownby

Ed Ownby
Investment Consultant

RESOLUTION

WHEREAS: Excessive phone rates for calls made by prisoners (Inmate Telephone Services or "ITS") constitute a significant social policy issue that impacts prisoners, their families and our communities.[1]

Studies indicate that prisoners who maintain close connections with their families have a lesser chance of reoffending after release,[2] thereby reducing recidivism.[3] However, high ITS rates impose a financial burden that impedes such connections.[4] Lower ITS rates would facilitate more communication between prisoners and their families and children (an estimated 2.7 million children have an incarcerated parent).[5]

Further, approximately 84% of immigrant detainees are not represented by counsel[6] and rely on phone calls to obtain vital evidence in immigration proceedings. Lower phone rates would provide detainees greater access to their families, consulates, human rights organizations and legal resources.

ITS rates are typically much higher than non-ITS phone rates, partly due to commissions paid by ITS providers to corrections agencies or operators based on a percentage of ITS revenue, a flat fee, per-prisoner charge or other basis ("Commissions").[7] For example, one facility operated by The GEO Group, Inc. (the "Company") receives a Commission of 35% of ITS revenue.[8]

Eight states have banned all or most ITS Commissions for their Departments of Correction, typically resulting in lower ITS rates.[9]

Tens of thousands of people have urged the Federal Communications Commission to regulate ITS costs,[10] and in September 2013 the FCC ordered a limited cap on ITS rates for long-distance calls.[11] However, a vast majority of prisoner phone calls are in-state (intrastate) and thus remain unregulated.[12]

---

[1] http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20april%202011%20prison%20phone%20cover%20story%20revised.pdf
[2] http://prisonphonejustice.org/includes/_public/_publications/Telephones//pln%20letters%20to%20fcc%20combined.pdf
[3] www.niagarafallsreporter.com/Stories/2013/Nov5/morephones.html
[4] www.pewstates.org/projects/stateline/headlines/costly-prison-phone-calls-frustrate-families-85899435510
[5] www.pewresearch.org/fact-tank/2013/06/21/sesame-street-reaches-out-to-2-7-million-american-children-with-an-incarcerated-parent/
[6] www.vera.org/sites/default/files/resources/downloads/LOP_Evaluation_May2008_final.pdf
[7] https://www.prisonlegalnews.org/25643_displayArticle.aspx
[8] www.prisonlegalnews.org/includes/_public/_publications/telephones/southbay_telephone_agreement_redacted.pdf
[9] http://prisonphonejustice.org/
[10] http://nationinside.org/campaign/prison-phone-justice/press/as-comment-deadline-closes-hundreds-of-prisoners-plead-to-the-fcc-for-relie/
[11] https://www.prisonlegalnews.org/25544_displayArticle.aspx
[12] http://transition.fcc.gov/Daily_Releases/Daily_Business/2013/db1121/DA-13-2236A1.pdf

RESOLVED: That the stockholders of the Company request that the Board of Directors adopt and implement the following provisions related to ITS contracts at correctional and detention facilities ("Facilities") operated by the Company, to facilitate communication between prisoners/detainees and their families by reducing ITS costs:

1. That when the Company contracts with ITS providers, the Company shall not accept ITS Commissions at its Facilities.

2. That when the Company contracts with ITS providers, the Company shall give the greatest consideration to the overall lowest ITS phone charges among the factors it considers when evaluating and entering into ITS contracts. When evaluating ITS phone charges, the Company shall give the greatest consideration to the overall lowest ITS connection fees or surcharges, per-minute rates and account-related fees.

3. That within 90 days after the 2014 annual shareholder meeting, the Company shall evaluate its existing ITS contracts for compliance with above provisions (1) and (2), and to the extent any such ITS contracts are not in compliance, the Company shall implement above provisions (1) and (2) for all such contracts within 90 days after said 90-day evaluation period.

4. That beginning in 2014, within 30 days after the Company's annual shareholder meeting, the Company shall report to shareholders the ITS phone rates, Commission percentages and Commission payments for each of its Facilities during the preceding calendar year.